     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 1, 2000



                                                      REGISTRATION NO. 333-30968

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                               AMENDMENT NO. 1 TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                 DIACRIN, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                     DELAWARE                                           22-3016912
          (STATE OR OTHER JURISDICTION OF                            (I.R.S. EMPLOYER
          INCORPORATION OR ORGANIZATION)                          IDENTIFICATION NUMBER)

                            BUILDING 96, 13TH STREET
                             CHARLESTOWN NAVY YARD
                             CHARLESTOWN, MA 02129
                                 (617) 242-9100
    (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                            THOMAS H. FRASER, PH.D.
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            BUILDING 96, 13TH STREET
                             CHARLESTOWN NAVY YARD
                             CHARLESTOWN, MA 02129
                                 (617) 242-9100
               (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE
               NUMBER, INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                           -------------------------
                                   COPIES TO:

              STEVEN D. SINGER, ESQ.                              DANIELLE CARBONE, ESQ.
                 HALE AND DORR LLP                                  SHEARMAN & STERLING
                  60 STATE STREET                                  599 LEXINGTON AVENUE
            BOSTON, MASSACHUSETTS 02109                          NEW YORK, NEW YORK 10022
             TELEPHONE: (617) 526-6000                           TELEPHONE: (212) 848-4000
             TELECOPY: (617) 526-5000                            TELECOPY: (212) 848-7179

                           -------------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date hereof.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
------------------

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
------------------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                           -------------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                             SUBJECT TO COMPLETION


                   PRELIMINARY PROSPECTUS DATED MARCH 1, 2000


                                3,000,000 SHARES

                                      LOGO

                                  COMMON STOCK

                           -------------------------

     We are offering 3,000,000 shares of common stock in this offering.


     Our common stock is quoted on the Nasdaq National Market under the symbol "DCRN." The last reported sale price of our common stock on February 29, 2000 was $16.94 per share.


     INVESTING IN OUR COMMON STOCK INVOLVES RISKS WHICH ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 7 OF THIS PROSPECTUS.

                           -------------------------

                                                              Per Share       Total
                                                              ---------       -----
Public Offering Price.......................................  $             $
Underwriting Discount.......................................  $             $
Proceeds, before expenses, to Diacrin, Inc..................  $             $

     The underwriters may also purchase up to an additional 450,000 shares at the public offering price, less the underwriting discount, within 30 days from the date of the prospectus to cover over-allotments.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           -------------------------

PAINEWEBBER INCORPORATED                                    NOMURA INTERNATIONAL

                           -------------------------

             The date of this prospectus is                , 2000.

The diagram is of a human body in the center of page with arrows pointing at each part of the body that can receive a cell transplant. At other end of arrows are circular cell diagrams, showing what each magnified cell looks like. The cells pictured, the body part associated with each cell and its associated diseases are listed as follows:

     - NeuroCell-PD
       Parkinson's Disease -- arrow pointing to the head

     - Porcine Neural Cells
       Stroke -- arrow pointing to the head

     - Porcine Neural Cells
       Focal Epilepsy -- arrow pointing to the head

     - Porcine Neural Cells
       Chronic Intractable Pain -- arrow pointing to the head

     - Porcine RPE Cells
       Macular Degeneration -- arrow pointing to the head

     - Neuro Cell-HD
       Huntington's Disease -- arrow pointing to the head

     - Human Muscle Cells
       Cardiac Disease -- arrow pointing to the chest

     - Porcine Liver Cells
       Acute Liver Failure -- arrow pointing to the right part of the abdomen

     - Human Liver Cells
       Cirrhosis -- arrow pointing to the right part of the abdomen

     - Porcine Spinal Cord Cells
       Spinal Cord Injury -- arrow pointing to the back

                               PROSPECTUS SUMMARY


     You should read the following summary together with the more detailed information about us and our common stock, including our financial statements and the notes to those statements, appearing elsewhere in this prospectus. Unless we indicate otherwise, all of the information in this prospectus assumes that the underwriters do not exercise their over-allotment option.


                                 DIACRIN, INC.

     We are currently developing cell transplantation technology for treating human diseases that are characterized by cell dysfunction or cell death and for which current therapies are either inadequate or nonexistent. Although scientists have demonstrated the feasibility of cell transplantation, an inadequate supply of human donor cells has hampered widespread use of cell transplantation in clinical applications. To overcome this constraint, we have pioneered the use of porcine (pig) cells for clinical transplantation. Because porcine cells are functionally similar to human cells, we believe that pigs will be a reliable source of a wide range of cell types suitable for transplantation into humans. We have shown in preclinical studies and clinical trials that transplanted porcine cells appear capable of integrating into the surrounding tissue and addressing the functional deficits caused by cell damage or cell death. We are developing products which represent a broad-based application of our technologies for cell production and transplantation.


     After receiving clearance from the United States Food and Drug Administration, commonly known as the FDA, to conduct the first ever clinical trial of transplanted porcine fetal neural cells in humans, we completed a three-year, twelve-patient, Phase 1 clinical trial to evaluate our lead product candidate, NeuroCell-PD, for the treatment of Parkinson's disease in 1999. Based on encouraging results from this Phase 1 clinical trial, we initiated an 18-patient, pivotal, randomized, double-blinded, placebo-controlled Phase 2/3 clinical trial in 1998. Treatment of patients in this Phase 2/3 clinical trial has been completed, and the trial is expected to be unblinded in late 2000. We plan to commence enrolling patients under a confirmatory, single-blind, randomized Phase 3 clinical trial with approximately 36 patients in mid-2000.



     The FDA has designated NeuroCell-PD as a fast track product which we expect will expedite regulatory review. The FDA has also granted orphan drug designation for NeuroCell-PD for advanced Parkinson's disease. Under current law, the first developer to receive FDA marketing approval for a designated orphan drug is generally entitled to a seven-year exclusive marketing period in the United States.



     We are developing NeuroCell-PD, as well as our NeuroCell-HD product candidate for the treatment of Huntington's disease, in a joint venture with Genzyme Corporation. As of December 31, 1999, Genzyme had contributed $23.7 million and we had contributed $4.6 million to the development of these product candidates. We will share any profits of the joint venture equally with Genzyme.

     The following table summarizes our product development programs and each product's stage of development:


                                                U.S. TARGETED
PRODUCT CANDIDATE   DISEASE INDICATION        PATIENT POPULATION         STATUS
-----------------   ------------------        ------------------         ------
NEUROCELL-PD*       Parkinson's disease             130,000            Phase 2/3
                                                                   (accrual complete)
PORCINE NEURAL      Stroke                        3,100,000             Phase 1
  CELLS
PORCINE NEURAL      Focal epilepsy                  200,000             Phase 1
  CELLS
PORCINE NEURAL      Chronic intractable pain      2,100,000           IND cleared
  CELLS
PORCINE SPINAL      Spinal cord injury              200,000            IND filed
  CORD CELLS
NEUROCELL-HD*       Huntington's disease             25,000             Phase 1
                                                                   (accrual complete)
HUMAN LIVER CELLS   Cirrhosis                     1,100,000             Phase 1
PORCINE LIVER       Acute liver failure              45,000           IND cleared
  CELLS
HUMAN MUSCLE CELLS  Cardiac disease                 200,000            IND filed
PORCINE RPE CELLS   Macular degeneration          1,400,000           Preclinical


---------------
* Being developed by our joint venture with Genzyme.

     We are also developing a proprietary technology designed to modulate the human immune system in order to prevent rejection of transplanted cells without the use of immunosuppressive drugs. This technology involves the selective treatment of cell populations prior to transplantation to prevent the patient's immune system from rejecting the transplanted cells. Our approach would eliminate the need for long-term immunosuppressive drugs, which may leave the patient vulnerable to a wide range of undesirable side effects, including increasing the patient's susceptibility to infections and cancer. We have shown in preclinical and clinical studies the ability of our immunomodulation technology to prevent rejection of transplanted porcine cells without compromising the immune system or causing undesirable side effects.

     We were incorporated in October 1989. Our principal executive offices are located at Building 96, 13th Street, Charlestown Navy Yard, Charlestown, MA 02129, and our telephone number at that location is (617) 242-9100. Our world wide web site address is www.diacrin.com. The information on our web site is not incorporated by reference into this prospectus and should not be considered to be a part of this prospectus.

                                  THE OFFERING

Common stock offered by Diacrin...........  3,000,000 shares
Common stock to be outstanding after this
  offering................................  17,442,709 shares
Use of proceeds...........................  General corporate purposes, including product research and development and possible acquisitions
                                            and strategic investments
Nasdaq National Market symbol.............  DCRN

     The number of shares of our common stock that will be outstanding after this offering is based on 14,442,709 shares outstanding on February 15, 2000. This number excludes:


     - 2,875,000 shares issuable upon the exercise of outstanding warrants as of February 15, 2000, at an exercise price of $16.00 per share, which expire on December 31, 2000; and


     - 1,179,997 shares of common stock issuable upon exercise of outstanding options as of February 15, 2000 at a weighted average exercise price of $5.12 per share.

                           -------------------------

     Diacrin(TM) is our trademark. NeuroCell(TM) is a trademark of our joint venture, Diacrin/Genzyme LLC. All other trademarks and service marks used in this prospectus are the property of their respective owners.

                             SUMMARY FINANCIAL DATA
               ($ IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

     The following summary financial data should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes included elsewhere in this prospectus.

                                                          YEAR ENDED DECEMBER 31,
                                                 -----------------------------------------
                                                    1997           1998           1999
                                                 -----------    -----------    -----------
STATEMENT OF OPERATIONS DATA:
Total revenues.................................  $     6,065    $     5,199    $     4,294
Total operating expenses.......................        8,416          8,945          7,366
Equity in operations of joint venture..........           --         (1,084)        (1,688)
Net loss.......................................       (2,351)        (4,830)        (4,760)
Net loss per common share:
  Basic and diluted............................  $     (0.18)   $     (0.34)   $     (0.33)
Weighted average shares outstanding:
  Basic and diluted............................   13,235,286     14,156,179     14,364,154


     The following table is a summary of our balance sheet at December 31, 1999. The as adjusted data give effect to the estimated net proceeds from the sale of 3,000,000 shares of common stock in this offering, at an assumed public offering price of $16.94 per share after deducting the estimated underwriting discounts and commissions and estimated offering expenses.



                                                               AT DECEMBER 31, 1999
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                              --------    -----------
BALANCE SHEET DATA:
Cash, cash equivalents and investments......................  $ 21,420     $ 68,684
Working capital.............................................    17,133       64,397
Total assets................................................    22,366       69,630
Long-term debt..............................................       249          249
Stockholders' equity........................................    20,145       67,409

                                  RISK FACTORS

     This offering involves a high degree of risk. You should consider carefully the risks and uncertainties described below and the other information in this prospectus, including our financial statements and related notes, before deciding to invest in shares of our common stock. If any of the following risks or uncertainties actually occurs, our business, financial condition and operating results would likely suffer. In that event, the market price of our common stock could decline and you could lose all or part of the money you paid to buy our common stock.

RISKS RELATED TO OUR BUSINESS, INDUSTRY AND STRATEGY

     WE HAVE NOT SUCCESSFULLY COMMERCIALIZED ANY PRODUCTS TO DATE AND, IF WE DO NOT SUCCESSFULLY COMMERCIALIZE ANY PRODUCTS, WE WILL NOT BE PROFITABLE

     Neither we nor any other company has received regulatory approval to market the types of products we are developing. The products that we are developing will require additional research and development, clinical trials and regulatory approval prior to any commercial sale. Other than our NeuroCell-PD product candidate for the treatment of Parkinson's disease which is in Phase 2/3 clinical trials, the remainder of our product candidates are currently in early phase clinical trials or in the preclinical stage of development. Our products may not be effective in treating any of our targeted disorders or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may prevent or limit their commercial use.

     We currently have no products for sale and do not expect to have any products available for sale for several years. If we are not successful in developing and commercializing any products, we will never become profitable.

     WE ARE DEPENDENT ON GENZYME CORPORATION TO FUND, DEVELOP AND MARKET OUR LEAD PRODUCT CANDIDATE, NEUROCELL-PD, AND IF OUR JOINT VENTURE WITH GENZYME TERMINATES, WE MAY NOT BE ABLE TO COMPLETE DEVELOPMENT OR COMMERCIALIZATION OF NEUROCELL-PD

     We have entered into a joint venture agreement with Genzyme relating to the development and commercialization of NeuroCell-PD, our most advanced product candidate. This agreement also covers our NeuroCell-HD product candidate. Under this agreement, Genzyme has agreed to provide significant funding toward the development and commercialization of these products and to market and sell the products on behalf of the joint venture. Genzyme has the right to terminate the agreement at any time upon 180 days notice to us. We cannot assure you that Genzyme will not terminate this agreement, or that our economic and other interests will coincide with those of Genzyme during the term of the agreement. If Genzyme were to terminate this agreement, we:

     - would lose a significant source of funding for the NeuroCell-PD and NeuroCell-HD product development programs;

     - would lose access to Genzyme's experienced development, sales and marketing organizations and manufacturing facilities;

     - would need to establish clinical production facilities for the production of NeuroCell-PD and NeuroCell-HD; and

     - may be unable to complete development or commercialization of NeuroCell-PD and NeuroCell-HD.

     In addition, Genzyme has the right to terminate the joint venture agreement following an unremedied breach of any material term of the agreement by us. If Genzyme terminates the agreement, Genzyme has the option to obtain an exclusive, worldwide, royalty bearing license to some of our technology which is required to manufacture and market NeuroCell-PD and NeuroCell-HD. If Genzyme exercises this option, we would only be entitled to receive a royalty on the net sales of NeuroCell-PD and NeuroCell-HD and this royalty would be significantly less than the amounts we would be entitled to receive under the joint venture agreement.

     OUR CELL TRANSPLANTATION TECHNOLOGY IS COMPLEX AND NOVEL AND THERE ARE UNCERTAINTIES AS TO ITS EFFECTIVENESS


     We have concentrated our efforts and therapeutic product research on cell transplantation technology, and our future success depends on the successful development of this technology. Our principal approach is based upon xenotransplantation, or the transplantation of cells, tissues or organs from one species to another. Our product candidates generally involve the transplantation of porcine (pig) neural cells into humans. Xenotransplantation is an emerging technology with limited clinical experience. Neither the FDA nor any foreign regulatory body has approved any xenotransplantation-based therapeutic product for humans.


     Our technological approaches may not enable us to successfully develop and commercialize any products. If our approaches are not successful, we may be required to change the scope and direction of our product development activities. In that case, we may not be able to identify and implement successfully an alternative product development strategy.


     XENOTRANSPLANATION INVOLVES RISKS WHICH HAVE RESULTED IN ADDITIONAL FDA OVERSIGHT AND WHICH IN THE FUTURE MAY RESULT IN ADDITIONAL REGULATION


     Xenotransplantation poses a risk that viruses or other animal pathogens may be unintentionally transmitted to a human patient. The FDA requires us to perform tests to determine whether infectious agents, including porcine endogenous retroviruses, also known as PERV, are present in patients who have received porcine cells. While PERV has not been shown to cause any disease in pigs, it is not known what effect, if any, PERV may have on humans. We have performed tests on patients who have received our porcine cells. No PERV has been detected to date, but we cannot assure you that we will not detect PERV or another infectuous agent in the future.

     The FDA requires lifelong monitoring of porcine cell transplant recipients. If PERV or any other virus or infectious agent is detected in tests or samples, the FDA may require us to halt our clinical trials and perform additional tests to assess the risk to patients of infection. This could result in additional costs to us and delays in the trials of our porcine cell products. Furthermore, even if patients who have received our porcine cells remain PERV-free, we could be adversely affected if PERV is detected in patients who receive porcine cells provided by others.

     The FDA has proposed, but not yet established, definitive regulatory guidelines for xenotransplantation. We cannot assure you that we will be able to comply with any final guidelines the FDA may issue.

     WE FACE SUBSTANTIAL COMPETITION, WHICH MAY RESULT IN OTHERS DISCOVERING, DEVELOPING OR COMMERCIALIZING PRODUCTS BEFORE OR MORE SUCCESSFULLY THAN WE DO

     The products we are developing compete with existing and new products being developed by pharmaceutical, biopharmaceutical and biotechnology companies, as well as universities and other research institutions. Many of our competitors are substantially larger than we are and have substantially greater capital resources, research and development staffs and facilities than we have. Efforts by other biotechnology or pharmaceutical companies could render our products uneconomical or result in therapies for the disorders we are targeting that are superior to any therapy we develop. Furthermore, many of our competitors are more experienced in product development and commercialization, obtaining regulatory approvals and product manufacturing. As a result, they may develop competing products more rapidly and at a lower cost. These competitors may discover, develop and commercialize products which render non-competitive or obsolete the products that we are seeking to develop and commercialize.

     IF THE MARKET IS NOT RECEPTIVE TO OUR PRODUCTS UPON INTRODUCTION, OUR PRODUCTS MAY NOT ACHIEVE COMMERCIAL SUCCESS

     The commercial success of any of our products will depend upon their acceptance by patients, the medical community and third-party payors. Among the factors that we believe will materially affect acceptance of our products are:

     - the timing of receipt of marketing approvals and the countries in which those approvals are obtained;

     - the safety and efficacy of our products;

     - the need for surgical administration of our products;

     - problems encountered in the field of xenotransplantation;

     - the success of physician education programs;

     - the cost of our products which may be higher than conventional therapeutic products because our products involve surgical transplantation of living cells; and

     - the availability of government and third-party payor reimbursement of our products.

RISKS RELATING TO CLINICAL AND REGULATORY MATTERS

     THE EVALUATION OF THE UNBLINDED DATA FROM OUR PHASE 2/3 CLINICAL TRIAL OF NEUROCELL-PD MAY NOT SUPPORT FURTHER CLINICAL DEVELOPMENT


     We have completed treatment of patients in a Phase 2/3 trial for our NeuroCell-PD product candidate, and the final patient in the trial will reach the twelve-month post-transplantation endpoint in August 2000. Although there will be a limited interim analysis of the data in the second quarter of 2000, the final evaluation of unblinded data will occur later in the year. As is the case with the results of any clinical trial, the results of the Phase 2/3 clinical trial may not show a statistically significant difference between the treated patients and the patients in the control group. If such an outcome were to occur, it is possible that further clinical development of NeuroCell-PD would not be supported by Genzyme, or that we may choose to discontinue development or modify the clinical trial protocols, which could result in the termination of or significantly delay the progress of the NeuroCell-PD development program.


     IF OUR CLINICAL TRIALS ARE NOT SUCCESSFUL, WE WILL NOT BE ABLE TO DEVELOP AND COMMERCIALIZE ANY RELATED PRODUCTS

     In order to obtain regulatory approvals for the commercial sale of our product candidates, we will be required to complete extensive clinical trials in humans to demonstrate the safety and efficacy of the products. We have limited experience in conducting clinical trials.

     The submission of an Investigational New Drug Application, commonly referred to as an IND, may not result in FDA authorization to commence clinical trials. If clinical trials begin, we may not complete testing successfully within any specific time period, if at all, with respect to any of our product candidates. Furthermore, we or the FDA may suspend clinical trials at any time on various grounds, including a finding that the patients are being exposed to unacceptable health risks. Clinical trials, if completed, may not show any potential product to be safe or effective. Thus, the FDA and other regulatory authorities may not approve any of our product candidates for any disease indication.

     The rate of completion of clinical trials depends in part upon the rate of enrollment of patients. Patient enrollment is a function of many factors, including the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the study, the existence of competitive clinical trials and the availability of alternative treatments. In particular, the patient population for some of our potential products is small. Delays in planned patient enrollment may result in increased costs and program delays.

     We rely on third-party clinical investigators to conduct our clinical trials. As a result, we may encounter delays outside of our control.

     THE REGULATORY APPROVAL PROCESS IS COSTLY AND LENGTHY AND WE MAY NOT BE ABLE TO SUCCESSFULLY OBTAIN ALL REQUIRED REGULATORY APPROVALS

     We must obtain regulatory approval for each of our product candidates before marketing or selling any of them. We may not receive regulatory approvals to conduct clinical trials of our products or to manufacture or market our products. In addition, regulatory agencies may not grant approvals on a timely basis or may revoke previously granted approvals. Any delay in obtaining, or failure to obtain, approvals could adversely affect the marketing of our products and our ability to generate product revenue.

     The process of obtaining FDA and other required regulatory approvals is lengthy and expensive. The time required for FDA and other clearances or approvals is uncertain and typically takes a number of years, depending on the complexity and novelty of the product. We have only limited experience in filing and prosecuting applications necessary to gain regulatory approvals.


     Our analysis of data obtained from preclinical and clinical activities is subject to confirmation and interpretation by regulatory authorities which could delay, limit or prevent regulatory approval. Any regulatory approval to market a product may be subject to limitations on the indicated uses for which we may market the product. These limitations may limit the size of the market for the product.


     We also are subject to numerous foreign regulatory requirements governing the design and conduct of the clinical trials and the manufacturing and marketing of our future products. The approval procedure varies among countries. The time required to obtain foreign approvals often differs from that required to obtain FDA approvals. Moreover, approval by the FDA does not ensure approval by regulatory authorities in other countries.

     EVEN IF WE OBTAIN MARKETING APPROVAL, OUR PRODUCTS WILL BE SUBJECT TO ONGOING REGULATORY OVERSIGHT WHICH MAY AFFECT THE SUCCESS OF OUR PRODUCTS

     Any regulatory approvals that we receive for a product may be subject to limitations on the indicated uses for which the product may be marketed or contain requirements for costly post-marketing follow-up studies. After we obtain marketing approval for any product, the manufacturer and the manufacturing facilities for that product will be subject to continual review and periodic inspections by the FDA and other regulatory authorities. The subsequent discovery of previously unknown problems with the product, such as the presence of PERV, or with the manufacturer or facility, may result in restrictions on the product or manufacturer, including withdrawal of the product from the market.

     If we fail to comply with applicable regulatory requirements, we may be subject to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions, and criminal prosecution.

RISKS RELATING TO FINANCING OUR BUSINESS

     WE HAVE INCURRED SUBSTANTIAL LOSSES, WE EXPECT TO CONTINUE TO INCUR LOSSES AND WE MAY NEVER ACHIEVE PROFITABILITY

     We have incurred losses in each year since our founding in 1989. At December 31, 1999, we had an accumulated deficit of $44.3 million. We expect to incur substantial operating losses for the foreseeable future. We have no material sources of revenue from product sales or license fees. We anticipate that it will be a number of years, if ever, before we develop significant revenue sources or become profitable, even if we are able to commercialize products.

     We expect to increase our spending significantly as we continue to expand our research and development programs, expand our clinical trials, apply for regulatory approvals and begin commercialization activities. In particular, we intend to devote significant economic resources to funding our joint venture with Genzyme and to its product development plans. Under the joint venture agreement, we are currently required to provide 25% of the funding required for the development and commercialization of NeuroCell-PD and NeuroCell-HD and in the future will be required to provide 50% of the required funding.

     WE MAY REQUIRE ADDITIONAL FINANCING, WHICH MAY BE DIFFICULT TO OBTAIN AND MAY DILUTE YOUR OWNERSHIP INTEREST

     We will require substantial funds to conduct research and development, including clinical trials of our product candidates, and to manufacture and market any products that are approved for commercial sale. We believe that our existing funds, together with expected future funding under the joint venture agreement with Genzyme and the proceeds of this offering, will be sufficient to fund our operating expenses and capital requirements as currently planned for the foreseeable future. However, our future capital requirements will depend on many factors, including the following:

     - continued progress in our research and development programs, as well as the magnitude of these programs;

     - the resources required to successfully complete our clinical trials;

     - the time and costs involved in obtaining regulatory approvals;

     - the cost of manufacturing and commercialization activities;

     - the cost of any additional facilities requirements;

     - the timing, receipt and amount of milestone and other payments from future collaborative partners;

     - the timing, receipt and amount of sales and royalties from our potential products in the market;

     - the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and other patent-related costs, including litigation costs and the costs of obtaining any required licenses to technologies; and

     - the amount of proceeds, if any, that we receive upon exercise of our outstanding warrants, which are exercisable at $16.00 per share.

     We may seek additional funding through collaborative arrangements and public or private financings. Additional financing may not be available to us on acceptable terms or at all.

     If we raise additional funds by issuing equity securities, including as a result of the exercise of our warrants, further dilution to our then existing stockholders may result. In addition, the terms of the financing may adversely affect the holdings or the rights of our stockholders. If we are unable to obtain funding on a timely basis, we may be required to significantly curtail one or more of our research or development programs. We also could be required to seek funds through arrangements with collaborative partners or others that may require us to relinquish rights to certain of our technologies, product candidates, or products which we would otherwise pursue independently.

RISKS RELATING TO INTELLECTUAL PROPERTY

     WE MAY NOT BE ABLE TO OBTAIN PATENT PROTECTION FOR OUR DISCOVERIES AND WE MAY INFRINGE PATENT RIGHTS OF OTHERS

     The patent positions of pharmaceutical and biotechnology companies, including us, are generally uncertain and involve complex legal, scientific and factual issues.

     Our success depends significantly on our ability to:

     - obtain patents;

     - protect trade secrets;

     - operate without infringing upon the proprietary rights of others; and

     - prevent others from infringing on our proprietary rights.

     Patents may not issue from any patent applications that we own or license. If patents do issue, the claims allowed may not be sufficiently broad to protect our technology. In addition, issued patents that we own or license may be challenged, invalidated or circumvented. Our patents also may not afford us protection against competitors with similar technology. Because patent applications in the United States are maintained in secrecy until patents issue, others may have filed or maintained patent applications for technology used by us or covered by our pending patent applications without our being aware of these applications.

     We may not hold proprietary rights to some patents related to our proposed products. In some cases, others may own or control these patents. As a result, we or our collaborative partners may be required to obtain licenses under third-party patents to market some of our proposed products. If licenses are not available to us on acceptable terms, we will not be able to market these affected products.

     IF WE ARE NOT BE ABLE TO KEEP OUR TRADE SECRETS CONFIDENTIAL, OUR TECHNOLOGY AND INFORMATION MAY BE USED BY OTHERS TO COMPETE AGAINST US

     We rely significantly upon unpatented proprietary technology, information, processes and know how. We seek to protect this information by confidentiality agreements with our employees, consultants and other third-party contractors as well as through other security measures. These confidentiality agreements may be breached, and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known or be independently developed by competitors.

     WE MAY BECOME INVOLVED IN EXPENSIVE PATENT LITIGATION OR OTHER INTELLECTUAL PROPERTY PROCEEDINGS WHICH COULD RESULT IN LIABILITY FOR DAMAGES OR STOP OUR DEVELOPMENT AND COMMERCIALIZATION EFFORTS

     There has been substantial litigation and other proceedings regarding the complex patent and other intellectual property rights in the pharmaceutical and biotechnology industries. We may become a party to patent litigation or other proceedings regarding intellectual property rights.

     Other types of situations in which we may become involved in patent litigation or other intellectual property proceedings include:

     - we may initiate litigation or other proceedings against third parties to enforce our patent rights;

     - we may initiate litigation or other proceedings against third parties to seek to invalidate the patents held by these third parties or to obtain a judgment that our products or services do not infringe the third parties' patents;

     - if our competitors file patent applications that claim technology also claimed by us, we may participate in interference or opposition proceedings to determine the priority of invention; and


     - if third parties initiate litigation claiming that our processes or products infringe their patent or other intellectual property rights, we will need to defend against such claims.


     The cost to us of any patent litigation or other proceeding, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the cost of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. If a patent litigation or other intellectual property proceeding is resolved unfavorably to us, we may be enjoined from manufacturing or selling our products and services without a license from the other party and be held liable for significant damages. We may not be able to obtain any required license on commercially acceptable terms or at all.

     Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. Patent litigation and other proceedings may also absorb significant management time.

     IF WE BREACH ANY OF THE AGREEMENTS UNDER WHICH WE LICENSE TECHNOLOGY FROM OTHERS WE COULD LOSE LICENSE RIGHTS THAT ARE IMPORTANT TO OUR BUSINESS

     We are a party to technology in-licenses that are important to our business and expect to enter into additional licenses in the future. In particular, our immunomodulation technology and some of our product candidates are covered by patents licensed from Massachusetts General Hospital, commonly referred to as MGH. These licenses impose commercialization, sublicensing, royalty, insurance and other obligations on us. If we fail to comply with these requirements, the licensor will have the right to terminate the license.

RISKS RELATING TO PRODUCT MANUFACTURING, MARKETING AND SALES

     SINCE WE HAVE NO SALES AND MARKETING EXPERIENCE OR INFRASTRUCTURE, WE MUST RELY ON THIRD PARTIES

     We have no sales, marketing and distribution experience or infrastructure. We plan to rely significantly on sales, marketing and distribution arrangements with third parties for the products that we are developing. For example, under our joint venture agreement, we have granted to Genzyme (on behalf of the joint venture) exclusive worldwide marketing rights to NeuroCell-PD and

NeuroCell-HD. We may have limited or no control over the sales, marketing and distribution activities of Genzyme, the joint venture or any future collaborative partners. Our future revenues will be materially dependent upon the success of the efforts of these third parties.

     If in the future we determine to perform sales, marketing and distribution functions ourselves, we would face a number of additional risks, including:

     - we may not be able to attract and build a significant marketing or sales force;

     - the cost of establishing a marketing or sales force may not be justifiable in light of any product revenues; and

     - our direct sales and marketing efforts may not be successful.

     DELAYS IN OBTAINING REGULATORY APPROVAL OF OUR MANUFACTURING FACILITY AND DISRUPTIONS IN OUR MANUFACTURING PROCESS MAY DELAY OR DISRUPT OUR
COMMERCIALIZATION EFFORTS


     Before we can begin commercially manufacturing our product candidates, we must obtain regulatory approval of our manufacturing facility and process. Manufacturing of our product candidates must comply with current good manufacturing practices, commonly referred to as cGMP, and foreign regulatory requirements. The cGMP requirements govern quality control and documentation policies and procedures. In complying with cGMP and foreign regulatory requirements, we will be obligated to expend time, money and effort on production, recordkeeping and quality control to ensure that the product meets applicable specifications and other requirements. If we fail to comply with these requirements, we would be subject to possible regulatory action and may be limited in the jurisdictions in which we are permitted to sell our product candidates.


     We and our joint venture are the only manufacturers of our product candidates. For the next several years, we expect that we will conduct all of our manufacturing in our facility in Charlestown, Massachusetts and at the joint venture's facility in Framingham, Massachusetts. If these facilities or the equipment in these facilities is significantly damaged or destroyed, we will not be able to quickly or inexpensively replace our manufacturing capacity.

     We have no experience manufacturing NeuroCell-PD in the volumes that will be necessary to support large clinical trials or commercial sales. Our present manufacturing process may not meet our initial expectations as to scheduling, reproducibility, yield, purity, cost, potency or quality.

     THE MANUFACTURE OF OUR PRODUCTS WOULD BE DELAYED BY DISRUPTIONS IN OUR SUPPLY OF PORCINE TISSUE

     The manufacture of our products requires the continuous availability of porcine tissue harvested from pigs tested to be free of infectious agents and quarantined in a qualified animal facility. Our main sources of these facilities and services are Tufts University School of Veterinary Medicine and PharmServices, Inc., a division of Charles River Laboratories, Inc. A disease epidemic or other catastrophe in either of these facilities could destroy all or a portion of our pig supply, which would interrupt or significantly delay the research, development and commercialization of our products.

RISKS RELATED TO ONGOING OPERATIONS

     IF WE FAIL TO OBTAIN AN ADEQUATE LEVEL OF REIMBURSEMENT FOR OUR FUTURE PRODUCTS BY THIRD-PARTY PAYORS, THERE MAY BE NO COMMERCIALLY VIABLE MARKETS FOR OUR PRODUCTS

     Our products may be more expensive than conventional treatments because they involve the surgical transplantation of living cells. The availability of reimbursement by governmental and other third-party payors affects the market for any pharmaceutical product. These third-party payors continually attempt to contain or reduce the costs of health care by challenging the prices charged for medical products. In some foreign countries, particularly the countries of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. We may not be able to sell our products profitably if reimbursement is unavailable or limited in scope or amount.



     In both the United States and some foreign jurisdictions, there have been a number of legislative and regulatory proposals to change the health care system. Further proposals are likely. The potential for adoption of these proposals may affect our ability to raise capital, obtain additional collaborative partners and market our products.


     If we obtain marketing approval for our products, we expect to experience pricing pressure due to the trend toward managed health care, the increasing influence of health maintenance organizations and additional legislative proposals.

     WE COULD BE EXPOSED TO SIGNIFICANT LIABILITY CLAIMS IF WE ARE UNABLE TO OBTAIN INSURANCE AT ACCEPTABLE COSTS OR OTHERWISE TO PROTECT US AGAINST POTENTIAL PRODUCT LIABILITY CLAIMS

     We may be subjected to product liability claims that are inherent in the testing, manufacturing, marketing and sale of human health care products. These claims could expose us to significant liabilities that could prevent or interfere with the development or commercialization of our products. Product liability claims could require us to spend significant time and money in litigation or to pay significant damages. Product liability insurance is generally expensive for biopharmaceutical companies such as ours. Although we maintain limited product liability insurance coverage for the clinical trials of our products, it is possible that we will not be able to obtain further product liability insurance on acceptable terms, if at all, and that our present insurance levels and insurance subsequently obtained will not provide adequate coverage against all potential claims.

     OUR GROWTH COULD BE LIMITED IF WE ARE UNABLE TO ATTRACT AND RETAIN KEY PERSONNEL AND CONSULTANTS

     Our success depends substantially on our ability to attract and retain qualified scientific and technical personnel for the research and development activities we conduct or sponsor. If we lose one or more of the members of our senior management or other key employees or consultants, our business and operating results could be seriously harmed.

     Our anticipated growth and expansion into areas and activities requiring additional expertise, such as regulatory compliance, manufacturing and marketing, will require the addition of new management personnel. The pool of personnel with the skills that we require is limited. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate such additional personnel.

RISKS RELATING TO OUR COMMON STOCK

     OUR OFFICERS AND DIRECTORS MAY BE ABLE TO CONTROL THE OUTCOME OF MOST CORPORATE ACTIONS REQUIRING STOCKHOLDER APPROVAL

     After this offering, our directors and officers and entities with which they are affiliated will control approximately 41.3% of our outstanding common stock. Due to this concentration of ownership, this group may be able to prevail on all matters requiring a stockholder vote, including:

     - the election of directors;

     - the amendment of our organizational documents; or

     - the approval of a merger, sale of assets or other major corporate transaction.

     OUR STOCK PRICE COULD BE VOLATILE, WHICH COULD CAUSE YOU TO LOSE PART OR ALL OF YOUR INVESTMENT

     The market price of our common stock, like that of the common stock of many other development stage biotechnology companies, may be highly volatile. In addition, the stock market has experienced extreme price and volume fluctuations. This volatility has significantly affected the market prices of securities of many biotechnology and pharmaceutical companies for reasons frequently unrelated to or disproportionate to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of our common stock. Prices for our common stock will be determined in the market place and may be influenced by many factors, including variations in our financial results and investors' perceptions of us, changes in recommendations by securities analysts as well as their perceptions of general economic, industry and market conditions.

     WE HAVE ANTITAKEOVER DEFENSES THAT COULD DELAY OR PREVENT AN ACQUISITION AND COULD ADVERSELY AFFECT THE PRICE OF OUR COMMON STOCK

     Provisions of our certificate of incorporation, our bylaws, and Delaware law may have the effect of deterring unsolicited takeovers or delaying or preventing changes in control of our management, including transactions in which our stockholders might otherwise receive a premium for their shares over then current market prices. In addition, these provisions may limit the ability of stockholders to approve transactions that they may deem to be in their best interest.


     Our certificate of incorporation permits our board of directors to issue preferred stock without shareholder approval upon such terms as the board of directors may determine. The rights of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of our outstanding common stock. The issuance of a substantial number of preferred shares could adversely affect the price of our common stock.

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 concerning our business, operations and financial condition, including statements with respect to planned timetables for the initiation and completion of various clinical trials, development funding expected to be received in connection with our joint venture and the expected sources of porcine cells used in our products. All statements, other than statements of historical facts included in this prospectus regarding our strategy, future operations, timetables for product testing, financial position, costs, prospects, plans and objectives of management are forward-looking statements. When used in this prospectus, the words "expect", "anticipate", "intend", "plan", "believe", "seek", "estimate" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Because these forward-looking statements involve risks and uncertainties, actual results could differ materially from those expressed or implied by these forward-looking statements for a number of important reasons, including those discussed under "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this prospectus.

     You should read these statements carefully because they discuss our expectations about our future performance, contain projections of our future operating results or our future financial condition, or state other "forward-looking" information. Before you invest in our common stock, you should be aware that the occurrence of any of the events described in these risk factors and elsewhere in this prospectus could substantially harm our business, results of operations and financial condition and that upon the occurrence of any of these events, the trading price of our common stock could decline, and you could lose all or part of your investment.

     We cannot guarantee any future results, levels of activity, performance or achievements. Except as required by law, we undertake no obligation to update any of the forward-looking statements in this prospectus after the date of this prospectus.

                                USE OF PROCEEDS


     We estimate that we will receive net proceeds of approximately $47.3 million from our sale of 3,000,000 shares of common stock in this offering, at an assumed public offering price of $16.94 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses. If the underwriters' over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $54.4 million.


     We intend to use the net proceeds of this offering for general corporate purposes, including product research and development. We may also use a portion of the net proceeds to acquire or invest in complementary companies, products or technologies. We do not have any agreements or commitments with respect to any acquisition or investment and we are not involved in any negotiations with respect to any acquisition or investment. Pending the use of net proceeds described above, we intend to invest net proceeds in short-term or long-term, investment grade, interest-bearing securities.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     Our common stock has been traded on the Nasdaq National Market under the symbol DCRN since August 12, 1996. The following table sets forth for the periods indicated the high and low sale prices for the common stock as reported on the Nasdaq National Market.


                                                               HIGH       LOW
                                                              -------    ------
FISCAL 1998
  First Quarter.............................................  $ 11.50    $ 9.13
  Second Quarter............................................    10.00      5.38
  Third Quarter.............................................     7.38      4.50
  Fourth Quarter............................................     8.13      4.25
FISCAL 1999
  First Quarter.............................................  $  6.75    $ 4.00
  Second Quarter............................................     6.19      5.00
  Third Quarter.............................................     6.13      4.50
  Fourth Quarter............................................     8.25      3.75
FISCAL 2000
  First Quarter (through February 29, 2000).................  $ 19.69    $ 5.75



     On February 29, 2000, the last reported sale price of our common stock on the Nasdaq National Market was $16.94 per share. As of February 15, 2000, there were approximately 130 record holders of our common stock and approximately 3,000 beneficial owners of our common stock.


     We have never declared or paid any cash dividends on our shares of common stock. We intend to retain future earnings, if any, to finance our growth strategy. We do not anticipate declaring or paying cash dividends on our common stock in the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, our operating results, our current and anticipated cash needs, restrictions in any future financing agreements and our plans for expansion.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of December 31, 1999:

     - on an actual basis; and


     - on an as adjusted basis to reflect our estimated net proceeds from the sale of 3,000,000 shares of common stock in this offering, based upon an assumed public offering price of $16.94 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.



     This information excludes 2,875,000 shares of common stock issuable upon exercise of outstanding warrants as of December 31, 1999, at an exercise price of $16.00 per share, which expire December 31, 2000, and 1,236,523 shares of common stock issuable upon exercise of outstanding options, as of December 31, 1999, at a weighted-average exercise price of $5.14 per share.



                                                              AT DECEMBER 31, 1999
                                                              --------------------
                                                                             AS
                                                               ACTUAL     ADJUSTED
                                                              --------    --------
                                                                ($ IN THOUSANDS)
Current portion of long-term debt...........................  $    143    $    143
                                                              ========    ========
Long term debt..............................................       249         249
Stockholders' equity:
  Preferred stock, $.01 par value; 5,000,000 shares
     authorized, no shares issued or outstanding............  $     --    $     --
  Common stock, $.01 par value; 30,000,000 shares
     authorized; 14,386,183 shares issued and outstanding,
     actual; 17,386,183 shares issued and outstanding, as
     adjusted...............................................       144         174
Additional paid-in capital..................................    64,251     111,485
Accumulated deficit.........................................   (44,250)    (44,250)
                                                              --------    --------
Total stockholders' equity..................................    20,145      67,409
                                                              --------    --------
     Total capitalization...................................  $ 20,394    $ 67,658
                                                              ========    ========

                            SELECTED FINANCIAL DATA

     The selected financial data set forth below as of December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999 are derived from our financial statements, which appear elsewhere in this prospectus, and which have been audited by Arthur Andersen LLP. The selected financial data set forth below as of December 31, 1995, 1996 and 1997 and for each of the two years in the period ended December 31, 1996 are derived from our audited financial statements, which are not included in this prospectus. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and notes thereto included elsewhere in this prospectus.

                                                                     YEAR ENDED DECEMBER 31,
                                               -------------------------------------------------------------------
                                                  1995          1996          1997          1998          1999
                                               -----------   -----------   -----------   -----------   -----------
                                                        ($ IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
REVENUES:
  Research and development...................  $        45   $     1,144   $     4,763   $     3,623   $     2,971
  Interest income............................          245         1,100         1,302         1,576         1,323
                                               -----------   -----------   -----------   -----------   -----------
    Total revenues...........................          290         2,244         6,065         5,199         4,294
                                               -----------   -----------   -----------   -----------   -----------
OPERATING EXPENSES:
  Research and development...................        4,478         5,767         6,863         7,372         5,921
  General and administrative.................        1,128         1,304         1,460         1,484         1,398
  Interest expense...........................          397           158            93            89            47
                                               -----------   -----------   -----------   -----------   -----------
    Total operating expenses.................        6,003         7,229         8,416         8,945         7,366
  Equity in operations of joint venture......           --            --            --        (1,084)       (1,688)
                                               -----------   -----------   -----------   -----------   -----------
  Net loss...................................  $    (5,713)  $    (4,985)  $    (2,351)  $    (4,830)  $    (4,760)
                                               ===========   ===========   ===========   ===========   ===========
Net loss per common share:
  Basic and diluted..........................  $    (15.07)  $     (0.44)  $     (0.18)  $     (0.34)  $     (0.33)
                                               ===========   ===========   ===========   ===========   ===========
Weighted average shares outstanding(1):
  Basic and diluted..........................      379,131    11,389,823    13,235,286    14,156,179    14,364,154
                                               ===========   ===========   ===========   ===========   ===========

                                                                     AT DECEMBER 31,
                                                 -------------------------------------------------------
                                                  1995        1996        1997        1998        1999
                                                 -------    --------    --------    --------    --------
BALANCE SHEET DATA:
  Cash, cash equivalents and investments.......  $ 4,115    $ 23,482    $ 21,347    $ 26,270    $ 21,420
  Working capital..............................    2,753      12,413       9,551      21,812      17,133
  Total assets.................................    5,160      24,275      22,780      27,484      22,366
  Long-term debt...............................    7,550         370         672         392         249
  Stockholders' (deficit) equity...............   (3,864)     22,437      20,204      24,845      20,145

-------------------------

(1) Computed as described in Note 2(d) of our financial statements.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis of our financial condition and results of operations should be read in conjunction with "Selected Financial Data" and our financial statements and notes thereto appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this prospectus.

OVERVIEW


     Since our inception, we have principally focused our efforts and resources on research and development of cell transplantation technology for treating human diseases that are characterized by cell dysfunction or cell death and for which current therapies are either inadequate or nonexistent. Our primary source of working capital to fund those activities has been proceeds from the sale of equity and debt securities. In addition, commencing October 1, 1996, we have received funding from our joint venture with Genzyme in support of the NeuroCell-PD and NeuroCell-HD product development programs. We have not received any revenues from the sale of products to date and do not expect to generate product revenues for the next several years. We have experienced fluctuating operating losses since inception and expect that the additional activities required to develop and commercialize our products will result in increasing operating losses for the next several years. At December 31, 1999, we had an accumulated deficit of $44.3 million.


     In September 1996, we formed a joint venture with Genzyme to develop and commercialize NeuroCell-PD and NeuroCell-HD. Under the joint venture agreement Genzyme agreed to fund 100% of the first $10 million of development and commercialization costs incurred after October 1, 1996, 75% of the next $40 million and 50% of all development and commercialization costs in excess of $50 million. After Genzyme funds the first $10 million, we are responsible for funding 25% of the next $40 million and 50% of all development and commercialization costs in excess of $50 million.

     Through December 31, 1997, Genzyme made 100% of the total cash contributions to the joint venture. During the first quarter of 1998, we began making cash contributions to the joint venture equal to 25% of the joint venture's funding requirements. As of December 31, 1999, approximately $23.7 million had been contributed to the joint venture by Genzyme and approximately $4.6 million had been contributed by us. We expect that the joint venture's 2000 product development plans, together with our continued funding of the joint venture, will significantly increase our net loss and cash and investments used in 2000 as compared with 1999.

     We record as research and development expense all costs related to NeuroCell-PD and NeuroCell-HD incurred by us on behalf of the joint venture. We then recognize research and development revenue equal to the amount of reimbursement received by us from the joint venture out of funds contributed by Genzyme. We do not recognize research and development revenue for amounts we receive from the joint venture out of funds contributed by us. As Genzyme incurs costs on behalf of the joint venture that we are obligated to fund, we recognize an expense in our statement of operations captioned "Equity in operations of joint venture."

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1999 VERSUS YEAR ENDED DECEMBER 31, 1998

     Research and development revenues were approximately $3.0 million for the year ended December 31, 1999 versus $3.6 million for the year ended December 31, 1998. Revenues for both years were comprised entirely of revenue received from Genzyme for reimbursement of our expenses for the joint venture. The reduction in research and development revenues in 1999 was primarily attributable to the reduction in the percentage of funding from Genzyme which took effect in the first quarter of 1998.

     Interest income was $1.3 million for the year ended December 31, 1999 versus $1.6 million for the year ended December 31, 1998. The 16% decrease in 1999 was primarily due to reduced interest income realized on lower cash balances available for investment.


     Research and development expenses were $5.9 million for the year ended December 31, 1999 versus $7.4 million for the year ended December 31, 1998. The 20% decrease in 1999 was primarily due to a reduction in preclinical research as several of our product candidates had begun clinical testing. The decrease was, to a lesser extent, due to the additional production costs of clinical grade antibody incurred during 1998 for use in our clinical trials and preclinical research.


     General and administrative expenses were $1.4 million for the year ended December 31, 1999 and $1.5 million for the year ended December 31, 1998.

     Interest expense was $47,000 for the year ended December 31, 1999 and $89,000 for the year ended December 31, 1998. The decrease in 1999 was due to the scheduled pay down of lease and loan debt outstanding.

     We recorded a charge of $1.7 million for the year ended December 31, 1999 and $1.1 million for the year ended December 31, 1998 related to our equity in the operations of the joint venture. This expense related to funds contributed by us to the joint venture that were used to fund expenses incurred by Genzyme on behalf of the joint venture. The increased charge was primarily due to the timing of the reduction in the percentage of funding from Genzyme from 100% to 75% in accordance with the joint venture agreement.

     We incurred a net loss of approximately $4.8 million for each of the two years in the period ended December 31, 1999.

YEAR ENDED DECEMBER 31, 1998 VERSUS YEAR ENDED DECEMBER 31, 1997

     Research and development revenues were approximately $3.6 million for the year ended December 31, 1998 and $4.8 million for the year ended December 31, 1997. Revenues for both years were comprised entirely of revenue from the joint venture. The reduction in research and development revenues was attributable to the reduction in the percentage of funding from Genzyme that took effect in the first quarter of 1998.

     Interest income was $1.6 million for the year ended December 31, 1998 versus $1.3 million for the year ended December 31, 1997. The 21% increase in 1998 was primarily due to additional interest income realized on higher cash balances available for investment.

     Research and development expenses were $7.4 million for the year ended December 31, 1998 versus $6.9 million for the year ended December 31, 1997. The 7% increase in 1998 was primarily due to the additional production costs of clinical grade antibody incurred during 1998 for use in our clinical trials and preclinical research. The increase was, to a lesser extent, due to increased costs related to our biomedical animal facility which became operational in the second half of 1997.

     General and administrative expenses were $1.5 million for the years ended December 31, 1997 and 1998.

     Interest expense was $89,000 for the year ended December 31, 1998 and $93,000 for the year ended December 31, 1997. An increase in interest expense as a result of the $650,000 term loan obtained by us in November 1997 was offset by a decrease in capital lease debt between the periods.

     For the year ended December 31, 1998, we recorded a $1.1 million charge related to our equity in the operations of the joint venture. This expense related to funds contributed by us to the joint venture that were used to fund expenses incurred by Genzyme on behalf of the joint venture. This expense did not occur in the prior year because we were not required to make contributions to the joint venture until the quarter ended March 31, 1998.

     We incurred a net loss of approximately $4.8 million for the year ended December 31, 1998 versus a net loss of approximately $2.4 million for the year ended December 31, 1997.

LIQUIDITY AND CAPITAL RESOURCES

     We have financed our activities primarily with the net proceeds from the sale of equity and debt securities aggregating $64 million and with interest earned thereon. In addition, we have recorded approximately $12.4 million in revenue from our joint venture since it commenced on October 1, 1996. At December 31, 1999, we had cash and cash equivalents, short-term investments and long-term investments aggregating approximately $21.4 million.


     In February 1996, we issued redeemable warrants in connection with our initial public offering. The warrants are exercisable for an aggregate of 2,875,000 shares of common stock at an exercise price of $16.00 per share. The warrants expire on the earlier of redemption of the warrants by us or December 31, 2000. We may redeem the warrants, upon 30 days given notice, if the average closing price of the common stock for any 20-consecutive-day trading period exceeds 150% of the exercise price of the warrants. The redemption price is $0.01 per warrant. All 2,875,000 warrants were outstanding at December 31, 1999.


     Net cash used in operating activities was $2.9 million for the year ended December 31, 1999, $3.1 million for the year ended December 31, 1998 and $1.9 million for the year ended December 31, 1997. Cash used in operations for the year ended December 31, 1999 was primarily attributable to our net loss, offset in part by our equity in operations of the joint venture.

     Net cash provided by investing activities was $343,000 for the year ended December 31, 1999. Net cash used in investing activities was $6.0 million for the year ended December 31, 1998 and $1.0 million for the year ended December 31, 1997. Net cash provided by investing activities for the year ended December 31, 1999 was primarily attributable to a decrease in short-term investments and the return of capital for services provided on behalf of our joint venture, offset in part by our investment in our joint venture.


     Net cash used in financing activities was $220,000 for the year ended December 31, 1999. Net cash provided by financing activities was $9.1 million for the year ended December 31, 1998 and $578,000 for the year ended December 31, 1997. Net cash used in financing activities for the year ended December 31, 1999 was primarily attributable to principal payments made toward long-term debt.


     We have purchased approximately $2.3 million of capital equipment since inception. In November 1997, we borrowed $650,000 at the prime rate plus 0.5% (9.00% at December 31, 1999) under an unsecured five-year term loan with a bank to finance our biomedical animal facility acquired during 1997. We had no material commitments for capital expenditures as of December 31, 1999.

     In accordance with the joint venture agreement, Genzyme agreed to make financing available to us from and after the date that Genzyme provides the initial $10 million of funding to the joint venture. Genzyme agreed to make available an unsecured, subordinated line of credit of up to an aggregate amount of $10 million. We may draw on this facility only in the event that our cash and cash equivalents are insufficient to fund our budgeted operations for a specified period of time, and we may use the funds only to fund capital contributions to the joint venture. The facility will be available through the date five years after the date we first draw on the facility, and all outstanding principal and interest will be due on that fifth anniversary. Advances will be interest-bearing, evidenced by a promissory note and subject to other customary conditions. The aggregate amount of draws under the facility in any calendar year may not exceed $5 million. We have not made any draws on the facility as of December 31, 1999, and do not anticipate drawing on the facility for the foreseeable future.

     We believe that our existing funds, together with expected future funding under the joint venture agreement with Genzyme and the proceeds of this offering, will be sufficient to fund our operating expenses and capital requirements as currently planned for the foreseeable future. However, our cash requirements may vary materially from those now planned because of results of research and development, the scope and results of preclinical and clinical testing, any termination of the joint venture, relationships with future strategic partners, changes in the focus and direction of our research and development programs, competitive and technological advances, the FDA's regulatory process, the market acceptance of any approved products and other factors.


     We expect to incur substantial additional costs, including costs related to ongoing research and development activities, preclinical studies, clinical trials, expanding our cell production capabilities and the expansion of our laboratory and administrative activities. Therefore, in order to achieve commercialization of our potential products, we may need substantial additional funds. We cannot assure you that we will be able to obtain the additional funding that we may require on acceptable terms, if at all.


QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We own financial instruments that are sensitive to market risks as part of our investment portfolio. The investment portfolio is used to preserve our capital until we are required to fund operations, including our research and development activities. None of these market-risk sensitive instruments are held for trading purposes. We do not own derivative financial instruments in our investment portfolio. The investment portfolio contains instruments that are subject to the risk of a decline in interest rates.

     Our investment portfolio includes investment grade debt instruments. These bonds are subject to interest rate risk, and could decline in value if interest rates fluctuate. Due to the short duration and conservative nature of these instruments, we do not believe that we have a material exposure to interest rate risk.

DIACRIN/GENZYME LLC FINANCIAL STATEMENTS


     For the year ended 1999, our equity in operations of the joint venture exceeded 10% of our net loss. Accordingly, pursuant to the rules of the Securities and Exchange Commission, or SEC, this prospectus includes separate financial statements for the joint venture.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The statement is effective for the year ended December 31, 2000. SFAS No. 133 establishes accounting and reporting standards for derivative instruments including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. We do not expect adoption of this statement to have a material impact on our financial statements.

                                    BUSINESS

OVERVIEW

     We are developing cell transplantation technology for treating human diseases that are characterized by cell dysfunction or cell death and for which current therapies are either inadequate or nonexistent. Our products under development include:

     - NeuroCell-PD for Parkinson's disease

     - Porcine neural cells for stroke

     - Porcine neural cells for focal epilepsy

     - Porcine neural cells for chronic intractable pain

     - Porcine spinal cord cells for spinal cord injury

     - NeuroCell-HD for Huntington's disease

     - Porcine liver cells for acute liver failure

     - Human liver cells for cirrhosis

     - Human muscle cells for cardiac disease

     - Porcine retinal pigment epithelial cells, or porcine RPE cells, for macular degeneration

     Although scientists have demonstrated the feasibility of cell transplantation, an inadequate supply of human donor cells has hampered widespread use of cell transplantation in clinical applications. To overcome this constraint, we have pioneered the use of porcine (pig) cells for clinical transplantation. Because porcine cells are functionally similar to human cells, we believe that pigs will be a reliable source of a wide range of cell types suitable for transplantation into humans. We have shown in preclinical studies and clinical trials that transplanted porcine cells appear capable of integrating into the surrounding tissue and addressing the functional deficits caused by cell damage or cell death.

     After receiving clearance from the FDA to conduct the first ever clinical trial of transplanted porcine neural cells in humans, we completed a three-year, twelve-patient, Phase 1 clinical trial to evaluate NeuroCell-PD for the treatment of Parkinson's disease in 1999. Based on encouraging results from this Phase 1 clinical trial, we initiated an 18-patient, pivotal, randomized, double-blinded, placebo-controlled Phase 2/3 clinical trial in 1998. Treatment of patients in this Phase 2/3 clinical trial has been completed, and the trial is expected to be unblinded in late 2000. We plan to commence enrolling patients under a confirmatory, single-blind, randomized Phase 3 clinical trial with approximately 36 patients in mid-2000.

     In recognition of its potential to address an important unmet medical need, the FDA has designated NeuroCell-PD as a fast track product. Fast track status expedites the regulatory review of new drugs intended for the treatment of serious or life-threatening conditions, which demonstrate the potential to address unmet medical needs. The FDA has also granted orphan drug designation for NeuroCell-PD for advanced Parkinson's disease, which is an incentive provided to manufacturers to undertake development and marketing of products to treat relatively rare diseases. Under current law, the first developer to receive FDA marketing approval for a designated orphan drug is generally entitled to a seven-year exclusive marketing period in the United States.

     We are developing our lead product candidate, NeuroCell-PD, as well as our NeuroCell-HD product candidate, in a joint venture with Genzyme. As of December 31, 1999, Genzyme has contributed $23.7 million and we have contributed $4.6 million to the development of these product candidates.

     We are also conducting three separate six-patient, Phase 1 clinical trials to evaluate fetal porcine neural cells for stroke recovery, fetal porcine neural cells for the treatment of focal epilepsy and human liver cells for cirrhosis. We have received FDA clearance to initiate two six-patient Phase 1 clinical trials to evaluate fetal porcine neural cells for chronic intractable pain and porcine liver cells for the treatment of acute liver failure. We have completed preclinical animal studies and submitted INDs to the FDA in order to clinically evaluate fetal porcine spinal cord cells for the treatment of spinal cord injury and human muscle cells for repair of damaged heart muscle. We are conducting preclinical studies to evaluate the use of fetal porcine RPE cells for the treatment of macular degeneration.

     We are also developing a proprietary technology designed to modulate the human immune system in order to prevent rejection of transplanted cells without the use of immunosuppressive drugs. This technology involves the selective treatment of cell populations prior to transplantation to prevent the patient's immune system from rejecting the transplanted cells. Our approach would eliminate the need for long-term immunosuppressive drugs, which may leave the patient vulnerable to a wide range of undesirable side effects, including increasing the patient's susceptibility to infections and cancer. We have shown in preclinical and clinical studies the ability of our immunomodulation technology to prevent rejection of transplanted porcine cells without compromising the immune system or causing undesirable side effects. We published scientific evidence in The Journal of Immunology in June 1999 that describes how this technology might work to allow survival of transplanted cells.

DIACRIN'S TRANSPLANTATION TECHNOLOGY

     We have pioneered the use of fetal porcine cells for clinical transplantation for the treatment of human disease. In March 1995 we received the first FDA clearance to transplant porcine cells into humans. We have developed critical technology relating to the production process for obtaining and screening porcine cells. We are also developing technology to modulate the human immune system to enable porcine cell transplantation into the body without the use of immunosuppressive drugs.


     Each step of our production process has been carefully designed based on proposed FDA guidelines and is tightly controlled in order to obtain cells suitable for human transplantation. We have developed procedures to screen pigs thoroughly for infectious agents and then quarantine qualified donor pigs at our biomedical animal facilities. We harvest cells of appropriate age and type under cGMP, at either our facilities or those of our joint venture with Genzyme.


     We perform our screening procedures in accordance with proposed FDA guidelines covering xenotransplantation. These proposed guidelines have been designed to prevent contamination of transplanted cellular products with infectious agents that have the potential to affect human cells. The FDA requires all sponsors of human clinical trials involving porcine tissue, including us, to test for the presence of PERV in patient blood samples. To date, none of our patients have shown any sign of PERV.

     Current transplantation technology generally requires that the patient's immune system be suppressed in order to avoid rejection of transplanted cells. T cells, the main cells involved in directing the body's immune response, recognize and bind to cell surface proteins known as MHC class I proteins. When T cells recognize foreign MHC class I proteins, a cascade of events is triggered which ultimately results in destruction of the transplanted cells that display these foreign proteins. Cyclosporine, a standard immunosuppressive drug, prevents this rejection process. Using cyclosporine, we have demonstrated survival of transplanted porcine cells in a variety of preclinical animal models and have histologically documented survival of transplanted porcine fetal neural cells in a deceased patient who had received NeuroCell-PD.

     We are also developing proprietary technology to modulate the immune system to avoid rejection of transplanted cells. We treat isolated cell populations prior to transplantation with antibody fragments directed against MHC class I proteins. This technology is designed to eliminate the need for long-term immunosuppressive drugs. To date the use of our immunomodulation technology in clinical trials has not resulted in any undesirable side effects. Our scientists and academic collaborators have performed preclinical studies which show that cells that have been pretreated using our immunomodulation technology prior to transplantation survived in several animal models without immunosuppression. The long-term survival of the transplanted cells seen in these studies suggests that the recipient's immune system has "learned" to accept the transplant. Thus, we believe that treatment of cells with antibody fragments prior to transplantation will induce a state of graft-specific immunological tolerance, which would allow continued survival of the transplanted cells.

     In connection with our Phase 1 clinical trials, six Parkinson's disease patients, six Huntington's disease patients, three focal epilepsy patients and two stroke patients have been transplanted with antibody-pretreated porcine neural cells, using no immunosuppressive drugs. Preliminary indications from the Phase 1 NeuroCell-PD clinical trial suggest that the improvement in Parkinson's disease symptoms that has occurred in patients transplanted with antibody-treated NeuroCell-PD is comparable to the improvement shown in patients transplanted with NeuroCell-PD with immunosuppressive drugs.

PRODUCT DEVELOPMENT PROGRAMS

     We are developing products to address human diseases characterized by cell dysfunction or cell death which represent a broad-based application of our technologies for cell production and transplantation. The following table summarizes our product development programs in cell transplantation and each product's stage of development:

                                                U.S. TARGETED
PRODUCT CANDIDATE      DISEASE INDICATION     PATIENT POPULATION         STATUS
-----------------      ------------------     ------------------         ------
NEUROCELL-PD*       Parkinson's disease             130,000        Phase 2/3 (accrual
                                                                       complete)
PORCINE NEURAL      Stroke                        3,100,000             Phase 1
  CELLS
PORCINE NEURAL      Focal epilepsy                  200,000             Phase 1
  CELLS
PORCINE NEURAL      Chronic intractable pain      2,100,000           IND cleared
  CELLS
PORCINE SPINAL      Spinal cord injury              200,000            IND filed
  CORD CELLS
NEUROCELL-HD*       Huntington's disease             25,000         Phase 1 (accrual
                                                                       complete)
HUMAN LIVER CELLS   Cirrhosis                     1,100,000             Phase 1
PORCINE LIVER       Acute liver failure              45,000           IND cleared
  CELLS
HUMAN MUSCLE CELLS  Cardiac disease                 200,000            IND filed
PORCINE RPE CELLS   Macular degeneration          1,400,000           Preclinical

-------------------------

* Being developed by our joint venture with Genzyme.

NEUROCELL-PD FOR PARKINSON'S DISEASE

     Parkinson's disease is a neurodegenerative disease that results from the loss of dopamine-producing neural cells within an area of the brain called the substantia nigra, causing the loss of coordinated muscular activity. The disease is generally characterized by progressively worsening physical conditions, including difficulty in movement, muscular rigidity, tremors and postural instability. In addition to a decreased quality of life, Parkinson's disease may also result in premature death. In the United States, there are approximately 500,000 people afflicted with Parkinson's disease. The majority of Parkinson's disease patients are first diagnosed between the ages of 45 and 65. NeuroCell-PD will be directed to the treatment of patients with advanced Parkinson's disease, which we estimate to be approximately 130,000 patients in the United States. We expect the prevalence of Parkinson's disease to increase with the increasing average age of the population.

     Current therapies consist of administration of levodopa, commonly known as L-dopa, a precursor of dopamine, and dopamine analogues. However, L-dopa is only effective for a limited period of time, with most patients experiencing a progressive reduction in drug efficacy over a 10 to 15 year period, due to the cumulative loss of viable neural cells and tolerance to L-dopa. In addition, L-dopa therapy can result in severe side-effects, including uncontrolled movements, also known as dyskinesia, and hallucinations. No currently available therapy prevents progression of the neurological deficits caused by Parkinson's disease.

     Clinical researchers have shown that transplantation of human fetal neural cells into Parkinson's disease patients is effective in treating the disease. For example, Swedish researchers have demonstrated survival and function of transplanted human fetal neural cells in Parkinson's disease patients in an ongoing study which commenced in 1989. This study has shown long-term survival of cells and improvements in patients' conditions. However, the lack of availability of human fetal neural cells and ethical concerns regarding the use of human fetal tissue limit its widespread clinical application. Moreover, even when available, the quality of human fetal neural cells is variable, which may limit the clinical effectiveness of this treatment.

     Our approach to the treatment of Parkinson's disease is to produce and transplant NeuroCell-PD to replace the function of those neural cells damaged by the disease. We and our collaborators have shown in animal models that transplanted porcine fetal neural cells become integrated into the surrounding brain tissue and correct functional deficits. While NeuroCell-PD is not a cure for Parkinson's disease, the goal of this treatment is to significantly improve the clinical condition of patients with severe Parkinson's disease in order to allow them to function independently.

     We harvest porcine fetal neural cells under cGMP for transplantation. We have developed a specially qualified porcine fetal cell source in collaboration with Tufts University School of Veterinary Medicine. The porcine fetal neural cells, which are isolated from a specific region of the developing brain, function the same as human fetal neural cells. These cells are isolated and vialed in a suite of clean rooms designed to prevent contamination of the cells. The vialed cells are then transported to a hospital where a neurosurgeon injects them into a precise area of the patient's brain. This is accomplished using standard stereotactic surgical equipment and techniques.

     Our twelve-patient Phase 1 clinical trial of NeuroCell-PD, which completed enrollment in October 1996, was the first FDA-authorized trial involving transplantation of porcine cells into humans. Although the study was designed to evaluate the safety of NeuroCell-PD, we also evaluated its effects on the Parkinson's disease symptoms of the transplant recipients. Each of the twelve patients in the study received approximately 12 million cells transplanted unilaterally (one side of the brain). A histological study of one of the patients, who died of causes unrelated to the transplant, published in the March 1997 issue of Nature Medicine, demonstrated that porcine fetal neural cells survived and matured in his brain. This study marked the first published documentation of the survival of cells transplanted from another species into the human brain and the appropriate growth of the non-human neural cells in the brain of a Parkinson's disease patient.

     Our clinical evaluators observed clinical improvement in the Parkinson's disease patients beginning approximately three months after transplantation. The patients who have been followed demonstrated statistically significant clinical improvement at both one year and two years post transplantation as measured by the Unified Parkinson's Disease Rating Scale.


     In 1999, our joint venture with Genzyme completed accrual of patients in an 18-patient pivotal, randomized, double-blinded, placebo-controlled Phase 2/3 clinical trial involving the transplantation of NeuroCell-PD in conjunction with cyclosporine immunosuppression versus a control group. Each of the treated patients in this trial received approximately 48 million cells transplanted bilaterally (both sides of the brain). We expect that the results of this trial will be unblinded in late 2000. We plan to commence enrolling patients under a confirmatory, single blind, randomized Phase 3 clinical trial with approximately 36 patients in mid-2000.


     In recognition of its potential to address an important unmet medical need, the FDA has designated NeuroCell-PD a fast track product. The FDA has also granted orphan drug designation for NeuroCell-PD for advanced Parkinson's disease.

PORCINE NEURAL CELLS FOR STROKE

     Stroke is the third leading cause of death in the United States, ranking behind coronary artery disease and cancer. It is also the leading cause of long-term disability in the United States. Approximately 600,000 people suffer a stroke each year and there are 4.4 million people that have been disabled by stroke in the United States. A stroke occurs when the blood supply to a part of the brain is suddenly interrupted. When blood flow to the brain is interrupted, some brain cells die immediately, while others will die days or weeks after the stroke. The death of these brain cells creates a void which becomes a fluid filled cavity in the brain.

     Current therapies for stroke target the early events that occur at the time of the stroke. Timely intervention with surgery or with non-invasive therapies that restore blood flow can limit the cell death that occurs. Therapies include surgical intervention to remove a clearly defined clot or anticoagulant therapy to "break up" the clot formation. All current therapies are most effective when administered as quickly as possible after the stroke, and there is a time post-stroke (12-24 hours) after which therapeutic intervention is useless in limiting brain cell death.

     Our approach of using porcine fetal neural cell transplantation is based on the premise that many patients who have survived but not fully recovered from a stroke may benefit from the introduction of cells that may repair or replace the damaged neural circuitry. We and others have demonstrated in numerous animal studies the feasibility of repairing and restoring function to a stroke-damaged brain. In an animal model of stroke, we have shown that transplanted porcine fetal neural cells survive at high frequency. These cells not only survived in the brain cavity, but formed solid grafts that integrated appropriately with the normal brain tissue surrounding the cavity. We have observed extensive neural outgrowth from the graft to the surrounding brain and behavioral improvements in a rat model of stroke after transplantation of porcine fetal neural cells. The transplanted cells have the capacity to form billions of new synaptic connections as well as to release other chemicals that promote neural cell growth.

     We initiated a six-patient, Phase 1 clinical trial using porcine fetal neural cells in stroke patients in Boston, Massachusetts at Beth Israel Deaconess Medical Center and Brigham and Women's Hospital. As of January 31, 2000, we had treated two patients in this clinical trial.

PORCINE NEURAL CELLS FOR FOCAL EPILEPSY

     Epilepsy is a chronic, recurrent disorder characterized by excessive neuronal discharge in the brain, causing muscle spasms or convulsions. Epileptic seizures are usually associated with some alteration of consciousness. Epilepsy is one of the most common neurological disorders and is estimated to affect 1.8 million people in the United States. The only currently available treatments for epilepsy are drug therapy and surgery. A number of anti-epileptic drugs are available to treat seizures. However, these drugs fail to control seizure activity in a significant number of patients and frequently cause side effects that range in severity from minimal impairment of the central nervous system to death from liver failure. By several estimates, approximately 200,000 patients with complex partial epilepsy have seizures that are not well-controlled with currently available drug therapy. The seizures are of many different types and arise as a result of diverse pathologies. Other therapies available to these patients are surgical removal of portions of the temporal or frontal lobe and vagal nerve stimulation through an implantable device. We believe that transplantation of porcine fetal neural cells will be preferable to removal of brain tissue if the transplantation is shown to be safe and efficacious.

     Our initial therapeutic focus in this area is in the treatment of patients with complex partial seizures, which are characterized by a focal onset and a loss of consciousness. Because focal epilepsy is characterized by excessive electrical activity in a localized area of the brain and the spread of this activity through the brain, our approach to therapy is to transplant porcine fetal neural cells in order to exert an inhibitory effect on the hyperexcitable brain region.

     We have initiated a six-patient, Phase 1 clinical trial of porcine fetal neural cells at Beth Israel Deaconess Medical Center and Brigham and Women's Hospital in Boston. As of January 31, 2000, we had treated three patients in this trial.

PORCINE NEURAL CELLS FOR CHRONIC INTRACTABLE PAIN

     Chronic intractable pain can be caused by neuropathologic processes in tissues and organs, or by prolonged dysfunction of peripheral or central nervous system pathways. Chronic intractable pain is characterized by the death of inhibitory neural cells in the spinal cord and cannot be relieved even with pain killers such as morphine. It is estimated that 500,000 individuals in the United States suffer from unrelieved chronic pain as a result of these peripheral neuropathies. Peripheral neuropathies can also be associated with diseases such as HIV, diabetes and cancer. Many patients with malignant disease develop chronic intractable pain, and the prevalence of severe pain in cancer patients increases as the disease progresses to the advanced stages. There are an estimated 1.6 million cancer patients who experience chronic intractable pain in the United States.

     We intend to use porcine fetal neural cells to alleviate chronic pain by repopulating inhibitory neural cells to recover appropriate neurotransmission in the spinal cord. We have demonstrated in animal studies a favorable safety profile and survival of porcine fetal inhibitory neural cells transplanted into the dorsal horn of the spinal cord. Our IND has been cleared by the FDA and we plan to initiate a six-patient, Phase 1 clinical trial in 2000 at New England Medical Center in Boston and at Washington University Medical Center in St. Louis, Missouri.

PORCINE SPINAL CORD CELLS FOR SPINAL CORD INJURY

     The prevalence of spinal cord injury, commonly known as SCI, in the United States is approximately 200,000, with 13,000 additional SCIs annually. Nearly 80% of the injured patients are males in their late 20s to early 30s. Greater than 95% of these SCIs are compression injuries, the remainder are cases in which the cord is severed. The spinal cord in the neck is vulnerable to injury because of its extreme mobility, and approximately 80% of SCIs occur in this region. Loss of sensorimotor neuron function due to injury requires lengthy hospitalization after the initial incident as well as extensive rehabilitative care. Furthermore, all victims of SCI face a lifelong series of acute and chronic non-neurological complications that can be life-threatening.

     The primary objective of current therapies available for SCIs is to prevent further injury by physically stabilizing the spine and by inhibiting the inflammatory response that results from the injury. These strategies attempt to establish optimal conditions for functional recovery and improve patients' rehabilitative potential. Surgery is designed to protect the patient from further injury through immobilization, spinal cord realignment and stabilization, and decompression. To date, there is no drug therapy available for SCIs except palliative therapies using the corticosteroid, methylprednisolone, to reduce inflammation of the injured area, and standard medical practice for complications arising from chronic denervation.

     We believe that the transplantation of porcine fetal spinal cord cells into the site of injury of a damaged human spinal cord may partially reestablish neural pathways. The transplantation of these cells into a recently injured cord may prevent secondary neural and muscular atrophy known to occur in these patients. Partial or full recovery of limb movement, and other motor neural pathways may reduce the overall time spent in the hospital, decrease the secondary equipment required for care, and reduce severe and life threatening complications arising from the injury.

     We have filed an IND with the FDA to conduct a Phase 1 clinical trial to determine whether porcine fetal spinal cord cells transplanted into the damaged spinal cord region will engraft and repair the damage, leading to improved mobility and function. Assuming FDA clearance of our IND, we plan to begin recruitment of patients for a six-patient, Phase 1 clinical trial at Albany Medical Center in Albany, New York and at Washington University Medical Center in St. Louis.

NEUROCELL-HD FOR HUNTINGTON'S DISEASE

     Huntington's disease is a genetically transmitted disease caused by a loss of neural cells in the striatum, a specific region of the brain. The loss of these neural cells results in a progressive deterioration marked by discordant movement, intellectual impairment and a spectrum of psychiatric and behavioral disturbances. The clinical symptoms of Huntington's disease generally become apparent between 40 and 50 years of age. There are approximately 25,000 people diagnosed with Huntington's disease in the United States. Currently there is no effective therapy for Huntington's disease. Treatment is palliative with tranquilizers and anti-psychotic drugs being the only options.

     Our approach to treating this disease consists of producing and transplanting NeuroCell-HD to replace the function of neural cells damaged by Huntington's disease. Porcine fetal neural cells are isolated from the area of the pig's brain which develops into the striatum for transplantation into the striatum of the human transplant recipient's brain.

     We have treated twelve patients in a Phase 1 clinical trial in which NeuroCell-HD was transplanted unilaterally. The Huntington's disease patients in the clinical trial tolerated the procedure well and the preliminary clinical data suggest that the product is safe. Of the twelve patients in this trial, the Huntington's disease in three of the patients has not progressed, while the disease in seven patients has progressed as measured by total functional capacity scores. The two other patients have died from the continued progression of the disease. Because Huntington's disease progresses over an extended period of time, we intend to follow these patients for at least the next twelve months. We currently have no plans to conduct a Phase 2 clinical trial until we gather additional data.

HUMAN LIVER CELLS FOR CIRRHOSIS

     Cirrhosis of the liver is a common affliction in the United States, affecting an estimated 1.5 million individuals and leading to approximately 50,000 deaths annually. In cirrhosis, liver tissue is progressively lost due to accumulation of fibrous tissue and scarring, and liver function is compromised due to the degenerative changes. The most common causes of cirrhosis are viral hepatitis B and C infections and alcoholic liver disease. In the initial stages of the disease, the patient may experience jaundice and disorientation as liver function decreases. As the disease progresses, the patient will be hospitalized with increasing central nervous system effects, known as encephalopathy, which may lead to coma. The tremendous reserve of liver tissue allows the continued function of the organ, despite loss of up to 90% of the normal complement of liver cells. In advanced cirrhosis, little normal liver tissue remains.

     The only effective therapy for advanced cirrhosis is liver transplantation. However, the United Network of Organ Sharing has documented a national lack of donor livers for transplantation, resulting in a waiting period of over two years for the average patient. Over 5,000 individuals await liver transplants in the United States and about 4,000 liver transplants are performed per year for all indications. Recently, artificial extra-corporeal liver assist devices, commonly known as ELAD, containing porcine or human liver cells attached to a dialysis cartridge have been used in an attempt to treat liver failure in advanced cirrhosis. Studies to date suggest that ELAD may improve some biochemical parameters such as ammonia levels but the devices have not resulted in increased survival. Human whole liver transplantation has also been used in both acute and chronic liver failure. In pilot clinical trials by others, transplantation of liver cells into either the liver or the spleen has been shown to be both safe and potentially effective in humans as a bridge to whole liver transplantation.

     For chronic liver disease, we and others have shown in animal models that liver cell integration is possible when liver cells are injected into the liver or into the spleen. The spleen appears to be the preferred site due to the fibrosis and loss of blood supply to the cirrhotic liver. In animal models, transplantation of liver cells into the spleen is well described, and results in populating parts of the spleen with functioning liver cells that perform normal liver functions.

     We have initiated a six-patient, Phase 1 clinical trial of human liver cell transplantation for the treatment of cirrhosis in patients that have been listed for organ transplantation but are likely to wait at least one year before receiving a transplant. We believe these patients may benefit from the growth of transplanted liver cells in their liver or spleen leading to an increase in liver function. In addition, expansion of the cells may allow sufficient improvement to render a liver transplant unnecessary, unlike the case with ELAD which are used only as a bridge to transplantation. As part of the clinical trial, conventional immunosuppression will be compared to the use of our immunomodulation technology to determine whether graft protection is achieved by this technique. We are conducting this study in collaboration with Massachusetts General Hospital and New England Medical Center and at the University of Nebraska Medical Center in Omaha, Nebraska.

PORCINE LIVER CELLS FOR ACUTE LIVER FAILURE

     Acute liver failure is a severe life-threatening disease that can result from alcohol consumption, viral infections, such as hepatitis B and C, and drugs or toxins that damage the liver. The clinical spectrum of acute liver disease can vary from patients with severe liver failure to patients without symptoms. The mortality from acute liver failure can be as high as 70%, with patients dying from associated complications. Acute liver failure results in approximately 63,000 deaths annually in the United States.

     There is currently no therapy that is beneficial for all patients with acute liver failure. The best available therapy is liver transplantation. However, many patients are unable to qualify as candidates for liver transplantation due to multi-organ failure or active alcohol consumption. Current therapies attempt to treat complications arising from the acute condition, such as swelling of the brain, infections, and circulatory collapse.

     Our approach to the treatment of acute liver failure is to support the patient by liver cell transplantation in order to provide liver function while allowing the patient's own liver to recover. In extensive studies in animal models, our scientists have shown that porcine liver cells can be isolated and infused into the recipient liver where they continue to function. Long-term survival and function of these cells has been demonstrated in these animal models. We believe liver cell transplantation could become a viable alternative to whole liver transplantation for the treatment of acute liver disease. We believe this approach would be preferable to transplantation of a whole liver, due to the difficulty of obtaining livers for transplantation as well as the expense and invasiveness of the procedure.

     Porcine liver cells will be infused into the spleen or liver of these patients by minimally invasive procedures, thus avoiding a surgical procedure for these critically ill patients. In addition to the high level of quality control that can be maintained over the production of porcine liver cells, these cells also have the advantage of being resistant to infection by human hepatitis B and C viruses. Since many of the patients enrolled in this study are likely to carry these viruses, we believe the resistance of the porcine liver cells to infection may provide a further advantage over human liver transplantation in which hepatitis B and C reinfect donor livers.

     The FDA has cleared our IND application for a six-patient, Phase 1 clinical trial to test transplantation of porcine liver cells for the treatment of acute liver failure. Patients enrolled in this trial will not be candidates for liver transplantation. We are currently recruiting patients for this clinical trial which will be conducted at Massachusetts General Hospital, New England Medical Center and University of Nebraska Medical Center.

ADDITIONAL LIVER CELL APPLICATIONS

     Successful delivery of liver cells to patients with alcoholic hepatitis or cirrhosis may provide the possibility of applying this technology to a variety of other diseases. The preparation of the cells and their delivery by minimally invasive procedures should be the same in most of these applications, thus providing a platform that may be used in multiple applications.

     Additional applications include the use of liver cells for the treatment of metabolic diseases resulting from genetic mutations. Familial hypercholesterolemia is a disease caused by a defective receptor gene for low density lipoprotein, commonly referred to as LDL, that leads to elevated levels of LDL cholesterol and coronary disease at an early age. Familial hypercholesterolemia afflicts approximately 500,000 patients in the United States. Currently available drugs do not sufficiently lower circulating LDL cholesterol levels in approximately 20% of these patients, who may thus benefit from liver cell transplantation. Our scientists have shown through transplantation of liver cells into a rabbit model of this disease that porcine liver cells provide the animal with functional receptors that reduce serum LDL levels. There is a range of additional metabolic disorders that may be candidates for treatment by liver cell transplantation. Approximately 30,000 patients in the United States suffer from these metabolic disorders.

HUMAN MUSCLE CELLS FOR CARDIAC DISEASE

     Coronary heart disease is the leading cause of death in the United States, responsible for approximately 1 of every 5 deaths, or approximately 500,000 deaths each year. According to the American Heart Association, approximately 1 million heart attacks occur annually in the United States. Of the 800,000 patients who survive, approximately 200,000 will die within a year. The disease is caused by the accumulation of plaque, consisting of lipid deposits, macrophages and fibrous tissue, on the walls of vessels supplying blood to the heart muscle. Rupture of unstable plaques exposes substances that promote platelet aggregation and clot formation. The clot is composed of platelets, blood cells and fibrin that can block one or more of the coronary vessels, resulting in an inadequate supply of oxygen to the heart muscle. This highly active muscle is quickly damaged and the lesions are irreversible because heart muscle cells are not capable of cell division. The end result is an infarct, a damaged area of heart muscle in which scar tissue and fibrosis replace dead heart muscles, lowering the ability of the heart to contract and function.

     Treatments to prevent tissue damage after a heart attack include drugs that break down fibrin clots and open up blocked arteries. These drugs have greatly influenced morbidity and mortality, but must be administered within a short interval after a heart attack to be effective. Even with current medical management, over one third of acute heart attacks are fatal. Cardiac catheterization and angioplasty to dislodge the clot and open the blocked vessel have proved effective in restoring blood flow, but cannot reverse preexisting tissue damage.

     Our scientists have isolated and expanded muscle cells from human tissue and are studying the use of these cells for transplantation into damaged heart muscle. We believe that patients suffering from heart attacks would benefit if these muscle cells could repair their damaged hearts. These cells would be isolated from a muscle biopsy of a patient who had suffered a heart attack, thereby allowing transplantation of a patient's own muscle cells into his or her heart, which would avoid any rejection. In preclinical studies, we have demonstrated that muscle cells integrate into rodent heart muscle. The cells form stable grafts in a damaged heart.

     We have filed an IND with the FDA for a six-patient, Phase 1 clinical trial for patients with damaged heart muscle.

PORCINE RPE CELLS FOR MACULAR DEGENERATION

     Age related macular degeneration, commonly referred to as AMD, is a disease of the retina characterized by the loss of vision due to the atrophy of photoreceptors in the central part of the retina. This is the most important part of the eye for high resolution vision, such as that used in reading and driving. Macular degeneration is a common disease, affecting 13 million people in the United States. It is primarily a disease of the elderly, with approximately 19% of 65-74 year olds and approximately 37% of individuals over 75 having vision loss. Approximately 85-90% of AMD patients have the "dry" form of the disease in which the RPE cell layer degenerates without new blood vessel growth and 10-15% have the "wet" form.

     While laser surgery is available to treat the "wet" form of AMD, there are currently no effective therapies for the "dry" form of AMD. In AMD, abnormal accumulation of metabolic debris results from reduced activity of the RPE cells and leads to gradual loss of photoreceptors. The RPE cells become dysfunctional and metabolic by-products damage photoreceptors, thus compromising visual acuity. As this layer of cells does not readily replicate in the adult, damage to the RPE cells can be irreversible and lead to loss of photoreceptors with associated decreased visual acuity.

     RPE cells lie beneath the light-sensing cells responsible for vision and provide support for the retinal photoreceptors. Our approach is to repopulate the dysfunctional RPE cell layer by transplanting porcine RPE cells below the retinal photoreceptors. This therapeutic approach has the potential to reestablish function in the central part of the retina, prevent further loss of vision and to improve visual acuity in patients with the "dry" form of the disease. In patients with the "wet" form of AMD, this therapy could be used in conjunction with surgery.

     The idea of replacing defective RPE cells by transplantation is attractive because of the key role RPE cells play in maintaining the integrity of the photoreceptors and their lack of regenerative capacity. Human fetal RPE cells have been successfully tested by others in preclinical studies and are currently being evaluated in clinical trials. Our approach is to use porcine fetal RPE cells. Our preclinical studies have demonstrated the efficacy of porcine fetal RPE cells in rescuing the photoreceptor layer of the retina from damage that results from experimental disruption of the RPE cell layer. We will also test our proprietary immunomodulation technology to prevent rejection of the transplant. Assuming successful completion of preclinical studies, we plan to seek FDA clearance in 2000 to initiate a Phase 1 clinical trial.

GENZYME JOINT VENTURE

     In September 1996, we formed Diacrin/Genzyme LLC with Genzyme, a joint venture to develop and commercialize NeuroCell-PD and NeuroCell-HD. Under the terms of the agreement, Genzyme has provided 100% of the first $10 million in funding for the development and commercialization of these product candidates, and has agreed to provide 75% of the following $40 million in funding. We agreed to provide the remaining 25% of the following $40 million in funding. We will share all costs incurred in excess of $50 million equally with Genzyme. We will also share any profits of the joint venture equally with Genzyme. The joint venture agreement provides that we and Genzyme will jointly develop NeuroCell-PD and NeuroCell-HD and that Genzyme will market and sell these products on a cost reimbursement basis on behalf of the joint venture. As of December 31, 1999, Genzyme had provided $23.7 million to the joint venture and we had provided $4.6 million.

     In connection with the joint venture agreement with Genzyme, we granted to the joint venture the exclusive, worldwide, irrevocable (during the term of the joint venture agreement), royalty-free right and license to develop and commercialize NeuroCell-PD and NeuroCell-HD under our existing patent rights and technology. The license we granted is limited to the treatment of Parkinson's disease and Huntington's disease in humans using porcine fetal cells. In the event that either we or Genzyme develop or acquire additional technology or patent rights that are useful in this field, the party owning such technology or patent rights is obligated to offer a license to the joint venture to such technology or patent rights.

     The joint venture is governed by a six-member steering committee comprised of three persons from Genzyme and three persons from Diacrin. The steering committee meets regularly and makes all of the decisions with respect to the joint venture's work plans and budgets. The steering committee has appointed a program manager from each organization to execute the agreed upon product development work plans.

MANUFACTURING

     The manufacture of most of our products will require the continuous availability of porcine tissue harvested under cGMP from pigs tested to be free of infectious agents. Our current source of pig facilities and services is obtained under contracts from Tufts University School of Veterinary Medicine and PharmServices, Inc., a division of Charles River Laboratories, Inc. We have also qualified several pig producers to provide pigs for our production processes.

     For the Phase 1 clinical trials of our products, we isolate and prepare cell populations in our own clinical production facilities in Charlestown, Massachusetts. We expanded our manufacturing capacity to include approximately 12,000 square feet of clinical production and support space in Framingham, Massachusetts dedicated to the production of our joint venture products needed in conjunction with planned clinical trials. We believe that the Framingham facility is capable of satisfying projected initial demand for commercial quantities of NeuroCell-PD. This will enable us to utilize our Charlestown facility for the clinical supply of other product candidates and to postpone the need for significant additional investment in such facilities.

     We currently obtain the antibody fragments used in our immunomodulation technology from a contract manufacturer. We will evaluate on an ongoing basis the cost effectiveness and other relevant factors necessary to determine whether we should continue to obtain the antibody fragment from a contract manufacturer or produce them ourselves.

     Our long-range plan is to expand our internal manufacturing capabilities, including the facilities necessary to test, isolate and package an adequate supply of finished cell products in order to meet our long-term clinical and commercial manufacturing needs.

PATENTS AND LICENSES


     We intend to aggressively seek patent protection for any products we develop. We also intend to seek patent protection or rely upon trade secrets to protect certain of our technologies which will be used in discovering and evaluating new products. We have nine issued U.S. patents and 23 patent applications pending with the United States Patent and Trademark Office. We have also filed foreign counterparts in the European Union and other selected countries. These applications seek composition-of-matter and use protection for the various products we have in development.



     Massachusetts General Hospital has been awarded two patents in the United States covering the basic immunomodulation technology we use. Foreign counterparts of these patents have been filed in the European Union and other selected countries. Under an agreement with MGH, we have an exclusive, worldwide license to the technology and the inventions described in the patents, and all foreign counterparts, including any continuations, reissues or substitutions as well as any patents and equivalents which may mature from such patents, subject to the payment of royalties. Unless sooner terminated, our rights will continue, on a country by country basis, until the last to expire of the patents. We or MGH may terminate the agreement, upon notice, in the event the other party defaults in its material obligations and has failed to cure this default within 60 days of receipt of this notice.


     To protect our trade secrets and other proprietary information, we require all employees, consultants, advisors and collaborators to enter into confidentiality agreements with us.

SALES AND MARKETING

     Our joint venture agreement with Genzyme authorizes Genzyme, which has an established sales force, experienced in the sales and marketing of biopharmaceutical and surgical products, to market and sell NeuroCell-PD and NeuroCell-HD on an exclusive basis as agent of the joint venture on a cost reimbursement basis.

     We have not yet developed sales and marketing capabilities for our other product candidates. We may form strategic alliances with established pharmaceutical or biotechnology companies in order to finance the development of certain of our products and, assuming successful development, to market such products. These alliances may enable us to expand or accelerate our product development efforts and also may provide us with access to established marketing organizations. Alternatively, we may decide to market some of our products on our own.

GOVERNMENT REGULATION

     Regulation by governmental authorities in the United States, the European Union member states and other foreign countries is a significant factor in the development, manufacture and marketing of our product candidates and in our ongoing research and product development activities. All of our products will require regulatory approval by governmental agencies prior to commercialization. In particular, human therapeutic products are subject to rigorous testing and approval procedures by the FDA and similar authorities in foreign countries. Various statutes and regulations govern the preclinical and clinical testing, manufacturing, labeling, distribution, advertising and sale of these products. The process of obtaining these approvals and the subsequent compliance with applicable statutes and regulations require the expenditure of substantial time and financial and other resources.


     Preclinical testing is generally conducted in the laboratory on animals to evaluate the potential efficacy and the safety of a product. In the United States the results of these studies are submitted to the FDA as part of an IND application, which must receive FDA clearance before human clinical testing can begin. Clinical trials are typically conducted in three phases which may overlap.

Generally, in Phase 1, clinical trials are conducted with a small number of human subjects to determine the early safety profile. In Phase 2, clinical trials are conducted with groups of patients afflicted with the specific disease in order to determine preliminary efficacy, optimal treatment regimens and expanded evidence of safety. Where a product candidate is found to have an effect at an optimal dose and to have an acceptable safety profile in Phase 2, larger scale, multi-center, randomized and blinded Phase 3 clinical trials are conducted with patients afflicted with the target disease to further test for safety, to further evaluate clinical effectiveness and to obtain additional information for labeling. In addition, the FDA may request post-marketing (Phase
4) monitoring of the approved product, during which clinical data are collected on selected groups of patients to monitor longer-term safety.


     Upon completion of Phase 3, for products regulated by the FDA's Center for Biologic Evaluation and Research, commonly referred to as CBER, the results of preclinical and clinical testing are submitted to the FDA in the form of a Biologics License Application, commonly referred to as BLA, for approval to manufacture and commence commercial sales. In responding to these applications, the FDA may grant marketing approval, request additional information or deny the application if it determined that the application does not satisfy the agency's regulatory approval criteria. We expect that CBER will regulate NeuroCell-PD and all of our other products.


     The nature of the marketing claims we will be permitted to use for labeling and advertising will be limited to those allowed in the FDA's approval. Claims beyond those approved will constitute a violation of the Food, Drug & Cosmetic Act or the FD&C Act. Noncompliance with the provisions of the FD&C Act or Public Health Service Act can result in, among other things, loss of approval, voluntary or mandatory product recall, seizure of products, fines, injunctions and civil or criminal penalties. Our advertising is also subject to regulation by the Federal Trade Commission under the FTC Act, which prohibits unfair methods of competition and unfair or deceptive acts or practices in or affecting commerce. Violation can result in a variety of enforcement actions including fines, injunctions and other remedies.



     In the European member states and other foreign countries, our ability to market a product is contingent upon receiving marketing authorization from the appropriate regulatory authorities. The requirements governing the conduct of clinical trials, marketing authorization, pricing and reimbursement vary widely from country to country. Generally, we intend to apply for foreign marketing authorizations at a national level. However, within the European Union, procedures are available to companies wishing to market a product in one or all European Union member states. This centralized process is conducted through the European Medicines Evaluation Agency, known as the EMEA. The EMEA coordinates the regulatory process, while a body of experts drawn from member states undertakes the scientific assessment of the product and recommends whether a product satisfies the criteria of safety, quality and efficacy for approval. If the authorities are satisfied that adequate evidence of safety, quality and efficacy has been presented, a marketing authorization will be granted. This foreign regulatory approval process includes all of the risks associated with FDA approval set forth above. We may rely on licensees to obtain regulatory approval for marketing certain of our products in certain European Union member sates or other foreign countries.


     We are also subject to various federal, state and local laws, regulations and recommendations relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals and the use and disposal of hazardous or potentially hazardous substances, including radioactive compounds, infectious disease agents and recombinant DNA materials used in connection with our research work.


     We intend to take advantage of the regulatory pathways which may provide expedited review of our cell transplantation products and allow limited cost recovery during the clinical research phase.

These include: (1) expedited review for more effective or better tolerated therapies for serious conditions, commonly referred to as fast track designation, and (2) seeking approval for limited cost recovery during clinical testing under treatment IND status. We also intend to seek marketing exclusivity for products which qualify for orphan drug status, where appropriate.



     FAST TRACK DESIGNATION. A fast track product is defined as a new drug intended for the treatment of a serious or life-threatening condition, which demonstrates the potential to address unmet medical needs. Under the fast track program, the sponsor of a new drug may request the FDA to designate the drug as a fast track product at the time of the IND submission or after. If a preliminary review of the clinical data suggests that a fast track product may be effective, the FDA may initiate review of sections of a marketing application for a fast track product before the sponsor completes the application. NeuroCell-PD was granted fast track designation in 1999.



     TREATMENT IND. Treatment IND is a mechanism established by the FDA in 1987 which allows a company to distribute promising investigational therapies to patients outside of the established clinical trials and to charge a reasonable fee for such therapy. The disease must be serious or life-threatening and there must not be satisfactory alternative treatments. Treatment IND status has been applied to a variety of diseases including cancer, AIDS, Parkinson's disease, Alzheimer's disease and multiple sclerosis and to several anti-infectives for renal transplant patients. We intend to pursue this designation, where appropriate.


     ORPHAN DRUG STATUS. The Orphan Drug Act generally provides incentives to manufacturers to undertake development and marketing of products to treat relatively rare diseases or diseases where fewer than 200,000 persons in the United States would be likely to receive the treatment. A drug that receives orphan drug designation by the FDA and is the first product to receive FDA marketing approval for its product claim is entitled to a seven-year exclusive marketing period in the United States for that product claim. The FDA may terminate an orphan drug designation for many reasons, including if the manufacturer of the orphan drug product cannot provide an adequate supply of the product. Furthermore, a drug that the FDA considers to be different from a particular orphan drug is not barred from sale in the United States during such seven-year exclusive marketing period. Legislation to limit the marketing exclusivity provided for certain orphan drugs has occasionally been introduced in Congress. Although the outcome of that legislation is uncertain, future legislation may limit the incentives currently afforded to the developers of orphan drugs.


     We have assigned to the joint venture the orphan drug designation we received from the FDA for NeuroCell-PD and for NeuroCell-HD. Our porcine fetal neural and spinal cord cells for spinal cord injury are also targeted to populations of less than 200,000 and, therefore, we will pursue orphan drug designation for these product candidates.


COMPETITION

     We believe that our ability to compete successfully will be based on our ability to create and maintain scientifically advanced technology, develop proprietary products and attract and retain qualified scientific personnel. In addition, we have to obtain adequate financing, patents, orphan drug designation or other protection for our products, and required regulatory approvals, and to manufacture and successfully market our products both independently and through collaborators.

     The biopharmaceutical and pharmaceutical industries are characterized by intense competition. We compete against numerous companies, many of which have substantially greater financial and other resources than we do. Private and public academic and research institutions also compete with us in the research and development of human therapeutic products. In addition, many of our competitors have significantly greater experience than we do in the testing of pharmaceutical and other therapeutic products and obtaining FDA and other regulatory approvals of products for use in health care. Accordingly, our competitors may succeed in obtaining FDA approval for products more rapidly than we do. If we commence significant commercial sales of our products, we will also be competing with respect to manufacturing efficiency and marketing capabilities, areas in which we have limited or no experience.

     Our products under development will compete with products and therapies which are either currently available or currently under development. Competition will be based, among other things, on efficacy, safety, reliability, price, availability of reimbursement and patent position. We are aware of other companies which are pursuing research and development of alternative products or technologies addressing the same disease categories as our development programs.

EMPLOYEES

     As of January 31, 2000, we had 37 full-time employees, 29 of whom were engaged in research, development, clinical and quality assurance/quality control activities. None of our employees are represented by a labor union or covered by a collective bargaining agreement.

PROPERTIES

     We lease a facility which contains approximately 28,000 square feet of space in Charlestown, Massachusetts. The lease has a ten-year term ending in 2001, providing for a base rental rate of approximately $60,000 per month, plus applicable property taxes and insurance. We have the right to extend the lease for two five-year periods. Our facilities are equipped with laboratory and cell culture capabilities sufficient to satisfy our research and development requirements for the foreseeable future and cell isolation capabilities sufficient to satisfy the clinical production requirements of several of our product candidates. To the extent that additional similar facilities may be required, we will be required to secure additional facilities or seek outside contractors to provide such capabilities.

LEGAL PROCEEDINGS

     We are currently not a party to any material legal proceedings.

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

                                   MANAGEMENT

EXECUTIVE OFFICERS, KEY EMPLOYEES AND DIRECTORS

     Our executive officers, key employees and directors and their respective ages and positions as of December 31, 1999, are as follows:

NAME                                        AGE   POSITION WITH DIACRIN
----                                        ---   ---------------------
Thomas H. Fraser, Ph.D....................  51    President, Chief Executive Officer and Director
E. Michael Egan...........................  46    Senior Vice President, Corporate Development
Kevin Kerrigan............................  28    Controller
Albert S.B. Edge, Ph.D....................  46    Senior Director of Molecular and Cellular Biology
Jonathan H. Dinsmore, Ph.D................  38    Senior Director of Cell Transplantation Research
Roger J. Gay, Ph.D........................  46    Senior Director of Process Development
Abdellah Sentissi, Ph.D...................  50    Senior Director of Quality Control and Quality
                                                  Assurance
Douglas B. Jocoby, Ph.D...................  40    Director of Research and Development
Zola P. Horovitz, Ph.D....................  65    Director
John W. Littlechild.......................  48    Director
Stelios Papadopoulos, Ph.D................  51    Director
Joshua Ruch...............................  50    Director
Henri A. Termeer..........................  54    Director
Christopher T. Walsh, Ph.D................  56    Director

     THOMAS H. FRASER, PH.D., has served as our President and Chief Executive Officer and as a Director since 1990. Dr. Fraser was previously Executive Vice President, Corporate Development, for Repligen Corporation, a biopharmaceutical company. Dr. Fraser was the founding Vice President for Research and Development at Repligen in 1981 and served as Executive Vice President from 1982 through 1990 as well as Chief Technical Officer from 1982 through 1988. Prior to joining Repligen, Dr. Fraser headed the recombinant DNA research group in Pharmaceutical Research and Development at The Upjohn Company, a pharmaceutical company. Dr. Fraser received his Ph.D. in Biochemistry from the Massachusetts Institute of Technology and was a Damon Runyon-Walter Winchell Cancer Fund Postdoctoral Fellow at The University of Colorado.

     E. MICHAEL EGAN has served as our Senior Vice President, Corporate Development, since 1993. Mr. Egan joined us from Repligen, where he was employed from 1983 to 1993, and since 1989 had been Vice President of Business Development. He was also a member of the Board of Directors of Repligen Clinical Partners, L.P., and the Secretary/Treasurer of Repligen Sandoz Research Corporation. Mr. Egan's previous positions at Repligen include Director of Business Development and Manager of Business Development. Prior to joining Repligen in 1983, Mr. Egan was a laboratory supervisor at Dana-Farber Cancer Institute, Division of Medicine. He received a B.S. in biology from Boston College and a Certificate of Special Studies in Administration and Management from Harvard University in 1986.

     KEVIN KERRIGAN has served as our Controller since November 1998. Mr. Kerrigan joined us in 1997 as Accounting Manager. From 1993 to 1997 Mr. Kerrigan was a member of the professional staff of Price Waterhouse LLP. Mr. Kerrigan received a B.S. degree in accounting from Merrimack College and was awarded a CPA certificate from the Commonwealth of Massachusetts in 1993.

     ALBERT S.B. EDGE, PH.D., has been Senior Director of Molecular and Cellular Biology since 1994. Dr. Edge joined us in 1992 as Director of Protein Chemistry and in 1993 became Director of Molecular and Cellular Biology. Dr. Edge was previously Assistant Professor of Medicine at Harvard Medical School and Investigator at the Joslin Diabetes Center. He has been Principal Investigator on grants from the NIH and was the recipient of a Career Development Award from the Juvenile Diabetes Foundation from 1987-1990. He was a Mary K. Iacocca Fellow of the Joslin Diabetes Center in 1984 and after appointment to the faculty was selected as Capps Scholar in Diabetes of Harvard Medical School from 1985 to 1987. While a Postdoctoral Fellow in the Department of Biological Chemistry at Harvard Medical School, Dr. Edge was awarded Fellowships from the American Cancer Society and the NIH. Dr. Edge received his Ph.D. in biochemistry from Albany Medical College where he was a Predoctoral Research Fellow of the United States Public Health Service.

     JONATHAN H. DINSMORE, PH.D., has been Senior Director of Cell Transplantation Research since April 1999 and Director of Cell Transplantation Research since 1994. Dr. Dinsmore joined us in 1992 as a Research Scientist and was subsequently promoted to Principal Investigator. Dr. Dinsmore was previously a Postdoctoral Fellow of the American Cancer Society in the Biology Department at the Massachusetts Institute of Technology from 1988 to 1992. Dr. Dinsmore received a Ph.D. in biology from Dartmouth College, where he was a Presidential Scholar and recipient of a Kramer Fellowship. Dr. Dinsmore has worked on National Science Foundation-sponsored research projects at the Marine Biological Laboratories in Woods Hole, Massachusetts and at a United States research base in Antarctica.

     ROGER J. GAY, PH.D., has been Senior Director of Process Development since January 2000. Dr. Gay joined us as Director of Process Development in 1993. From 1986 through 1993, Dr. Gay was Director of Product Development at Organogenesis, Inc. Dr. Gay's previous positions were Manager of a Contract Research and Cytotoxicty Testing Laboratory and Director of Product Development at Bioassay Systems Research Corporation from 1982 to 1986. Dr. Gay received a B.A. in chemistry from the College of the Holy Cross in 1975 and a Ph.D. in biochemistry from the University of Rochester in 1981. From 1981 through 1983, Dr. Gay was a postdoctoral research fellow in the Department of Microbiology and Molecular Genetics at Harvard Medical School.

     ABDELLAH SENTISSI, PH.D., has been Senior Director of Quality Control and Quality Assurance since January 2000. Dr. Sentissi joined us as Director of Quality Control and Quality Assurance in October 1995. Prior to joining us, from 1992 to 1995, Dr. Sentissi served as the Director of QC/QA and Technical Affairs at Endocon, Inc. From 1985 through 1992, Dr. Sentissi was the Chief of Quality Control at Massachusetts Biologics Laboratories. Dr. Sentissi received a pharmacy degree in 1973 and a biology degree in 1976 from the University of Paul Sabatier, Toulouse, France, and a Ph.D. in biomedical sciences from Northeastern University in 1984. From 1984 through 1985, Dr. Sentissi was a postdoctoral research fellow in the Department of Clinical Chemistry at Northeastern University. Dr. Sentissi has been a lecturer in pharmaceutical biotechnology at the School of Pharmacy at Northeastern University since 1990.

     DOUGLAS B. JACOBY, PH.D., was appointed Director of Research and Development in April 1999. He joined us in 1993 as a Research Scientist and was subsequently promoted to Principal Investigator. While a post doctoral fellow in the Biochemistry department at Brandeis University, Dr. Jacoby was awarded a fellowship from the NIH. Dr. Jacoby received his Ph.D. in Biochemistry from the University of Minnesota with awards from the NIH and a Doctoral Dissertation Fellowship. He graduated with an A.B. in Biology from Kenyon College.

     ZOLA P. HOROVITZ, PH.D., has served as a Director of Diacrin since 1994. Dr. Horovitz was Vice President, Business Development and Planning at Bristol-Myers Squibb Pharmaceutical Group from 1991 until 1994 and was Vice President, Licensing from 1989 to 1991. Prior to 1989, Dr. Horovitz spent 30 years as a member of the Squibb Institute for Medical Research, most recently as Vice President, Research Planning. Dr. Horovitz is also a director of Avigen, Inc., BioCryst Pharmaceuticals, Clinicor, Magainin Pharmaceuticals, HeavenlyDoor.com, Shire Pharmaceuticals and Synaptic Pharmaceuticals, Inc. Dr. Horovitz received his Ph.D. from the University of Pittsburgh.

     JOHN W. LITTLECHILD has been a Director of Diacrin since 1992. Mr. Littlechild is associated with several venture capital partnerships managed by HealthCare Ventures LLC, including HealthCare Ventures II, L.P., HealthCare Ventures III, L.P., and HealthCare Ventures IV, L.P. Mr. Littlechild currently serves as Vice Chairman of HealthCare Ventures LLC. From 1984 to 1991, Mr. Littlechild was a Senior Vice President of Advent International Corporation, a venture capital company in Boston and London. Prior to working at Advent in Boston, Mr. Littlechild was involved in establishing Advent in the United Kingdom. From 1980 to 1982, Mr. Littlechild served as Assistant Vice President for Citicorp Venture Corporation, a venture capital company, in London, prior to which he worked with ICI Ltd., an agro-chemical company, and Rank Xerox, an office equipment company, in marketing and financial management. Mr. Littlechild holds a B.Sc. from the University of Manchester and an MBA from Manchester Business School. Mr. Littlechild serves on the board of directors of various health care and biotechnology companies, including Orthofix International N.V., a medical device company, and AVANT Immunotherapeutrics, a biotechnology company. Mr. Littlechild also serves on several Boards for the Harvard Medical School including the Executive Committee of the Board of Fellows, the Science and Technology Committee, and is Chairman of the Microbiology Department Advisory Board. He is also a member of the Board of Visitors of the Beth Israel Deaconess Center for Research and Education.

     STELIOS PAPADOPOULOS, PH.D., has been a Director of Diacrin since 1991. Dr. Papadopoulos is a Managing Director in the investment banking division at SG Cowen Securities Corporation focusing on the biotechnology and pharmaceutical sectors. Prior to joining SG Cowen Securities Corporation in February 2000, he spent 13 years as an investment banker at PaineWebber, where he was most recently Chairman of PaineWebber Development Corp., a PaineWebber subsidiary. Prior to becoming an investment banker he spent two years as a biotechnology analyst, first at Donaldson, Lufkin & Jenrette and subsequently at Drexel Burnham Lambert, where he was elected to the Institutional Investor 1987 All-American Research Team. Before coming to Wall Street in 1985, Dr. Papadopoulos was on the faculty of the Department of Cell Biology at New York University Medical Center. He continues his affiliation with NYU Medical Center as an Adjunct Associate Professor of Cell Biology. Dr. Papadopoulos holds a Ph.D. in biophysics and an MBA in finance, both from New York University. He is a founder and Chairman of the Board of Exelixis, Inc., and sits on the board of several private companies in the biotechnology sector.

     JOSHUA RUCH has been a Director of Diacrin since March 1998. Mr. Ruch is the Chairman and Chief Executive Officer of Rho Management Company, Inc., an international investment management firm which he co-founded in 1981. Prior to founding Rho, Mr. Ruch was employed in investment banking at Salomon Brothers and Bache Halsey Stuart, Inc. Mr. Ruch received a B.S. degree in electrical engineering from the Israel Institute of Technology (Technion) and an MBA from the Harvard Business School.

     HENRI A. TERMEER has been a Director of Diacrin since December 1996. Mr. Termeer has served as President and Director of Genzyme Corporation since 1983, as Chief Executive Officer since 1985 and as Chairman of the Board since 1988. For ten years prior to joining Genzyme, Mr. Termeer held various management positions at Baxter Travenol Laboratories, Inc., a manufacturer of human health care products. Mr. Termeer also serves on the boards of directors of Abiomed, Inc., AutoImmune,

Inc., GelTex Pharmaceuticals, Inc., Genzyme Transgenics Corporation and is a trustee of Hambrecht & Quist Healthcare Investors and Hambrecht & Quist Life Sciences Investors.

     CHRISTOPHER T. WALSH, PH.D., has been a Director of Diacrin since April 1997. From 1992 to 1995, Dr. Walsh served as President of the Dana-Farber Cancer Institute. Since 1991, Dr. Walsh has served as Hamilton Kuhn Professor of Biological Chemistry and Molecular Pharmacology at Harvard Medical School. From 1987 to 1995, Dr. Walsh was a Professor in and Chairman of the Harvard Medical School Biological Chemistry and Molecular Pharmacology Department. Dr. Walsh received his B.A. from Harvard University and his Ph.D. in Life Sciences from Rockefeller University.

     Directors are elected annually by our stockholders and hold office until the next annual meeting of stockholders or until their resignation or removal. Each executive officer serves at the discretion of the board of directors and holds office until his or her successor is elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

SCIENTIFIC ADVISORY BOARD

     Our scientific advisory board is a multi-disciplinary assemblage of scientists and physicians in the fields of transplantation, immunology, endocrinology, neurophysiology and neuromuscular physiology, transplantation biology and surgery. The scientific advisory board meets regularly to review and evaluate our research programs and advise us with respect to technical matters. The members of the scientific advisory board are as follows:


                                            MEMBER
NAME                                        SINCE    POSITION
----                                        ------   --------
Hugh Auchincloss, Jr., M.D. ..............   1992    Professor of Surgery, Harvard Medical School;
                                                     Director, Kidney Transplantation, Brigham and
                                                     Women's Hospital; Surgical Director, Pancreas
                                                     Transplantation and Visiting Surgeon,
                                                     Massachusetts General Hospital
Jay A. Berzofsky, M.D., Ph.D. ............   1992    Chief, Molecular Immunogenetics and Vaccine
                                                     Research Section, Metabolism Branch, National
                                                     Cancer Institute, National Institutes of
                                                     Health
Robert H. Brown, Jr., M.D., D.Phil. ......   1992    Director of Cecil B. Day Laboratory for
                                                     Neuromuscular Research, Associate in
                                                     Neurology, Massachusetts General Hospital;
                                                     Professor of Neurology, Harvard Medical
                                                     School
Laurie H. Glimcher, M.D. .................   1993    Professor of Immunology, Department of
                                                     Immunology and Infectious Diseases, Harvard
                                                     School of Public Health; Professor of
                                                     Medicine, Harvard Medical School
Ronald D. McKay, Ph.D. ...................   1998    Chief, Laboratory of Molecular Biology,
                                                     National Institute of Neurological Disorders
                                                     and Stroke, National Institutes of Health
David H. Sachs, M.D. .....................   1990    Director, Transplantation Biology Research
                                                     Center, Massachusetts General Hospital; Paul
                                                     S. Russell/ Warner-Lambert Professor of
                                                     Surgery (Immunology), Harvard Medical School

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth the beneficial ownership of our common stock as of December 31, 1999 by:

     - each person who is known by us to beneficially own more than 5% of our common stock;


     - each of our executive officers and directors; and


     - all of our executive officers and directors as a group.

     Unless otherwise noted, each person or group has sole voting and investment power of the shares listed. The inclusion below of any shares listed as beneficially owned does not constitute an admission of beneficial ownership of those shares.

     The "Options/Warrants" column reflects shares of our common stock subject to options or warrants which are currently exercisable or exercisable within 60 days after December 31, 1999. The shares of our common stock which are subject to options or warrants are deemed to be outstanding for the purpose of computing the percentage of ownership of the person holding such options or warrants, but are not deemed to be outstanding for computing the percentage of ownership of any other person. As of December 31, 1999 we had 14,386,183 shares of common stock outstanding.

                                           NUMBER OF SHARES         PERCENTAGE OF   PERCENTAGE OF
                                          BENEFICIALLY OWNED        SHARES OWNED    SHARES OWNED
                                     ----------------------------   PRIOR TO THE      AFTER THE
NAME AND ADDRESS                      SHARES     OPTIONS/WARRANTS     OFFERING        OFFERING
----------------                     ---------   ----------------   -------------   -------------
HealthCare Ventures II, L.P.(1)....  3,196,385            --            22.2%           18.4%
HealthCare Ventures III, L.P.(1)...    994,078            --             6.9             5.7
HealthCare Ventures IV, L.P.(1)....    291,922            --             2.0             1.7
Rho Management Trust II(2).........  1,592,887            --            11.1             9.2
Hudson Trust(3)....................  1,342,680            --             9.3             7.7
State of Wisconsin Investment
  Board(4).........................    635,000       650,000             8.5             7.1
Thomas H. Fraser, Ph.D. ...........    483,488       146,250             4.3             3.6
Zola P. Horovitz, Ph.D. ...........      4,000        14,625               *               *
John W. Littlechild(1).............  4,482,385         5,000            31.2            25.8
Stelios Papadopoulos, Ph.D. .......    200,000         5,000             1.4             1.2
Joshua Ruch(5).....................  1,759,587         5,000            12.4            10.3
Henri A. Termeer...................      8,000        42,500               *               *
Christopher T. Walsh, Ph.D. .......         --         9,000               *               *
E. Michael Egan....................      4,169       142,495             1.0               *
Kevin Kerrigan.....................         --        14,150               *               *
All directors and executive
  officers as a group (9
  persons).........................  6,961,379       384,020            50.0            41.3

-------------------------

  *  Less than 1.0%


 (1) John W. Littlechild is a general partner of HealthCare Partners II, L.P. ("HCPII"), HealthCare Partners III, L.P. ("HCPIII") and HealthCare Partners IV, L.P. ("HCPIV"), the general partner of HealthCare Ventures II, L.P. ("HCVII"), HealthCare Ventures III, L.P. ("HCVIII") and HealthCare Ventures IV, L.P. ("HCVIV"), respectively. Mr. Littlechild, together with James H. Cavanaugh, Harold R. Werner and William Crouse, the other general partners of HCPII, HCPIII and HCPIV, share voting and investment control with respect to shares owned by HCVII, HCVIII and HCVIV, respectively. Mr. Littlechild does not own any shares of our capital stock in his individual capacity. The address of HealthCare Ventures II, III and IV, L.P. is 44 Nassau Street, Princeton, New Jersey 08542.


 (2) Rho Management Partners, L.P. may be deemed the beneficial owner of these shares pursuant to an investment advisory agreement that confers sole voting and investment control over such shares to Rho Management Partners, L.P. The address of Rho Management Trust II is c/o Rho Management Company, Inc., 152 West 57th Street, New York, New York 10019.

 (3) Mr. B. Diethelm Honer may be deemed to (i) beneficially own the shares held by Hudson Trust, (ii) retain voting and dispositive rights for these shares, and (iii) retain the right to revoke these shares from Hudson Trust. The address of Hudson Trust is c/o Summit Asset Management Co., Inc., 47 Hulfish Street, Suite 420, Princeton, New Jersey 08542.

 (4) The address of the State of Wisconsin Investment Board is P. O. Box 7842, Madison, Wisconsin 53707.

 (5) Mr. Ruch is a controlling person of Rho Management Partners, L.P. and may be deemed the beneficial owner of the shares held by Rho Management Trust
     II. In addition, Mr. Ruch exercises investment and voting authority over 166,700 shares directly for his own account, for the account of family members or for the account of other clients of Rho Management Partners, L.P.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 30,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, $.01 par value per share. As of February 15, 2000, 14,442,709 shares of our common stock were outstanding and no shares of our preferred stock were outstanding.

     The following summary of our securities and provisions of our certificate of incorporation is not intended to be complete and is qualified by reference to the provisions of applicable law and to our certificate of incorporation.

COMMON STOCK

     Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders and do not have any cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of our common stock are entitled to receive proportionally any dividends declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock.

     In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. All outstanding shares of common stock are validly issued, fully paid and nonassessable. The outstanding shares of our common stock are, and the shares to be issued by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that we may designate and issue in the future.

PREFERRED STOCK

     Our board of directors is authorized, subject to any limitations prescribed by law, to issue up to 5,000,000 shares of preferred stock from time to time in one or more series, without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each series of preferred stock.

     The purpose of authorizing our board of directors to issue preferred stock and to determine its rights and preferences is to eliminate delays associated with stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire, or discourage a third party from acquiring, a majority of our outstanding capital stock. We have no present plans to issue any shares of preferred stock.

WARRANTS

     As of February 15, 2000, we had warrants outstanding to purchase an aggregate of 2,875,000 shares of our common stock. The warrants, which are traded on the Nasdaq National Market under the symbol DCRNW, have an exercise price of $16.00 per share. The warrants are currently exercisable and expire when either of the following events occurs:

     - we redeem the warrants, which we have the right to do for $0.01 per warrant, upon 30 days notice, if the average closing price of our common stock on the Nasdaq National Market for any consecutive 20-day trading period exceeds 150% of the exercise price of the warrants; or

     - December 31, 2000.

     The exercise price of the warrants and the number of shares of our common stock issuable upon exercise are subject to adjustment for stock splits, stock dividends and similar events. Neither the exercise price of the warrants nor the number of shares of our common stock issuable upon exercise will be adjusted if we offer additional shares of our common stock or warrants at a price below the exercise price of the warrants or the prevailing market price of our common stock.

     Until the warrants are exercised or redeemed, holders of the warrants have the opportunity to benefit from a rise in the market price of our common stock without assuming the risks of ownership of our common stock. Since the warrants will only be exercised when the exercise price is less than the market price of our common stock, any exercise of the warrants will result in dilution of our then existing stockholders.

     We are required to use our best efforts to maintain effective a registration statement with respect to the shares of our common stock issuable upon exercise of the warrants. The purpose of this registration statement is to enable holders of the warrants to be free to publicly resell the shares of our common stock they acquire upon exercise of the warrants. Such a registration statement is currently in effect.


REGISTRATION RIGHTS



     After this offering, the holders of 7,265,624 shares of common stock will be entitled to require us to register their shares under the Securities Act of 1933, as amended, as provided in a registration rights agreement between us and the holders. We are required to use our best efforts to effect any such registration. Under this agreement, if we propose to register any of our securities under the Securities Act, either for our account or for the account of other security holders exercising registration rights, the holders are entitled to notice of the registration and to include their shares of common stock in the registration. Additionally, those holders are also entitled to demand registrations pursuant to which they may, on up to two occasions, require us to register their shares under the Securities Act or a registration statement on Form S-1. Further, those holders may require us to file an unlimited number of additional registration statements on Form S-3 at our expense. These registration rights are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in a registration and our right not to effect a requested registration within 180 days following an offer of our securities pursuant to a registration statement on Form S-1.


DELAWARE LAW AND CERTAIN CHARTER PROVISIONS

     We are subject to the provisions of Section 203 of the Delaware General Corporation Law, an antitakeover law. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to some exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of our voting stock.


     Our certificate of incorporation contains provisions permitted under the Delaware General Corporation Law relating to the liability of our directors. These provisions provide that our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director except in circumstances involving wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of the law. As a result of these provisions, we and our stockholders may be unable to obtain monetary damages from a director for breach of his duty of care. Our certificate of incorporation also contains provisions obligating us to indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law.

TRANSFER AGENT

     American Stock Transfer & Trust Company is the transfer agent and registrar for our common stock.

                                  UNDERWRITING

     PaineWebber Incorporated and Nomura International plc are serving as representatives of the underwriters named below. The underwriters have severally agreed to purchase, and we have agreed to sell, subject to the terms and conditions set forth in an underwriting agreement, the number of shares of common stock set forth opposite their names below:

UNDERWRITER                                                   NUMBER OF SHARES
-----------                                                   ----------------
PaineWebber Incorporated....................................
Nomura International plc....................................
                                                                 ---------
       Total................................................     3,000,000
                                                                 =========

     In the underwriting agreement, the underwriters have severally agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of common stock being sold under the underwriting agreement, other than those covered by the over-allotment option described below, if any shares of common stock are purchased. The underwriting agreement provides that the obligations of the underwriters to purchase shares of common stock are subject to conditions precedent outlined in the underwriting agreement. The underwriting agreement also provides that in the event of a default by any underwriter, the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

     The underwriters propose to offer shares of common stock to the public initially at the public offering price set forth on the cover page of this prospectus and to certain selected dealers at such public offering price less a
concession not to exceed $     per share. The underwriters or such selected
dealers may reallow a commission to certain other dealers not to exceed
$       per share. After the offering to the public, the public offering price, the concession to selected dealers and the reallowance to other dealers may be changed by the underwriters.

     We have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase up to 450,000 additional shares of common stock to cover over-allotments, if any, at the offering price less the underwriting discount and commissions. If the underwriters exercise this option, each underwriter will have a firm commitment, subject to conditions outlined in the underwriting agreement, to purchase approximately the same pro rata percentage of additional shares of common stock as each underwriter purchases in the offering. The underwriters may purchase these shares of common stock only to cover over-allotments made in connection with the offering.

     We have agreed to indemnify the several underwriters against certain civil liabilities, including liabilities under the federal securities laws, or to contribute to payments which the underwriters may be required to make as a result of these liabilities.


     We, our executive officers and directors and each of our 5% or greater stockholders, other than the State of Wisconsin Investment Board, have agreed that, subject to limited exceptions, for a period of 90 days from the date of this prospectus, we and they will not, without the prior written consent of PaineWebber Incorporated, on behalf of the representatives, offer to sell, sell, contract to sell, grant any option to sell, or otherwise dispose of, or require Diacrin to file with the Securities and Exchange Commission a registration statement under the Securities Act to register, any shares of our common stock or securities convertible into or exchangeable for any shares of our common stock or warrants or other rights to acquire shares of our common stock.

     We expect that the shares of common stock will be ready for delivery in New
York, New York on or about              , 2000.


     Our common stock is quoted on the Nasdaq National Market under the symbol "DCRN".

     Until the distribution of the common stock is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters and some selling group members to bid for and purchase shares of common stock. As an exception to these rules, the representatives are permitted to engage in transactions that stabilize the price of common stock. These transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock.

     In addition, if the representatives sell more shares of common stock than are set forth on the cover page of this prospectus, or "over-allot," and thereby create a short position in the common stock in connection with the offering, then the representatives may reduce that short position by purchasing common stock in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option.

     The representatives may also impose a penalty bid on certain underwriters and selling group members. This means that if the representatives purchase shares of common stock in the open market to reduce the underwriters' short position or to stabilize the price of the common stock, the representatives may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares as part of the offering.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might otherwise be in the absence of these purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in the offering.

     Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in such transactions or that these transactions, once commenced, will not be discontinued without notice.

     Each underwriter has represented and agreed that:

     - it has not offered or sold and, prior to the date six months after the closing date for the sale of the shares to the underwriters, will not offer or sell, any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

     - it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom; and

     - it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the offering of the shares to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 (as amended) or is a person to whom such document may otherwise lawfully be issued or passed on.

                                 LEGAL MATTERS


     The validity of the shares of common stock offered hereby will be passed upon for us by Hale and Dorr LLP, Boston, Massachusetts. Shearman & Sterling, New York, New York, has represented the underwriters. Steven D. Singer, a partner at Hale and Dorr LLP, serves as our corporate secretary.


                                    EXPERTS

     Our financial statements as of December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999 included in this prospectus and elsewhere in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

     The financial statements for Diacrin/Genzyme LLC as of December 31, 1999 and 1998 and for each of the two years in the period ended December 31, 1999, and for the period October 1, 1996 (date of inception) to December 31, 1999, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file reports, proxy statements and other documents with the Securities and Exchange Commission. You may read and copy any document we file at the SEC's public reference room at Room 1024, Judiciary Plaza Building, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the SEC located at Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings are also available to you on the SEC's Internet site at http://www.sec.gov.

     This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the addresses listed above or from the SEC's Internet site.

     The SEC allows us to "incorporate" into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus. Information contained in this prospectus and information that we file with the SEC in the future and incorporate by reference in this prospectus automatically updates and supersedes previously filed information. We are incorporating by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the sale of all the shares covered by this prospectus:

     - Our Annual Report on Form 10-K for the year ended December 31, 1999, filed with the SEC on February 23, 2000;

     - The description of our common stock contained in our Registration Statement on Form 10 filed with the SEC on April 29, 1992, as amended on July 20, 1992; and

     - All of our filings pursuant to the Exchange Act after the date of the initial filing of this registration statement and prior to its effectiveness.

     You may request a copy of these documents, which will be provided to you, at no cost, by contacting: Diacrin, Inc., Building 96, 13th Street, Charlestown Navy Yard, Charlestown, MA 02129 Attention: Investor Relations or by calling us at (617) 242-9100.

                                 DIACRIN, INC.

                         INDEX TO FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----
DIACRIN, INC.
Report of Independent Public Accountants....................   F-2
Balance Sheets as of December 31, 1998 and 1999.............   F-3
Statements of Operations for the Years Ended December 31,
  1997, 1998 and 1999.......................................   F-4
Statements of Stockholders' Equity for the Years Ended
  December 31, 1997, 1998 and 1999..........................   F-5
Statements of Cash Flows for the Years Ended December 31,
  1997, 1998 and 1999.......................................   F-6
Notes to Financial Statements...............................   F-7

DIACRIN/GENZYME LLC (A DEVELOPMENT STAGE ENTERPRISE)
Report of Independent Public Accountants....................  F-15
Balance Sheet as of December 31, 1998 and 1999..............  F-16
Statements of Operations for the Years Ended December 31,
  1998 and 1999 and for the Period from October 1, 1996
  (Date of Inception) to December 31, 1999..................  F-17
Statements of Cash Flows for the Years Ended December 31,
  1998 and 1999 and for the Period from October 1, 1996
  (Date of Inception) to December 31, 1999..................  F-18
Statements of Change in Venturers' Capital (Deficit) for the
  Period from October 1, 1996 (Date of Inception) to
  December 31, 1999.........................................  F-19
Notes to Financial Statements...............................  F-20

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Diacrin, Inc.:

     We have audited the accompanying balance sheets of Diacrin, Inc. (a Delaware corporation) as of December 31, 1998 and 1999, and the related statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Diacrin, Inc. as of December 31, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles in the United States.

                                      Arthur Andersen LLP

Boston, Massachusetts
January 12, 2000

                                 DIACRIN, INC.

                                 BALANCE SHEETS

                                                                   AT DECEMBER 31,
                                                             ----------------------------
                                                                 1998            1999
                                                             ------------    ------------
ASSETS
Current assets:
  Cash and cash equivalents................................  $  4,995,054    $  2,194,001
  Short-term investments...................................    18,670,392      16,582,252
  Interest receivable and other current assets.............       394,413         329,365
                                                             ------------    ------------
     Total current assets..................................    24,059,859      19,105,618
                                                             ------------    ------------
Property and equipment, at cost:
  Laboratory and manufacturing equipment...................       878,208         893,962
  Equipment under capital leases...........................       675,262         675,262
  Furniture and office equipment...........................       293,873         303,436
  Leasehold improvements...................................        76,827          77,529
                                                             ------------    ------------
                                                                1,924,170       1,950,189
  Less -- Accumulated depreciation and amortization........     1,199,673       1,437,649
                                                             ------------    ------------
                                                                  724,497         512,540
                                                             ------------    ------------
Long-term investments......................................     2,605,010       2,644,084
Investment in joint venture................................        94,508         103,730
                                                             ------------    ------------
                                                                2,699,518       2,747,814
                                                             ------------    ------------
                                                             $ 27,483,874    $ 22,365,972
                                                             ============    ============
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable.........................................  $    268,002    $    138,768
  Accrued expenses.........................................     1,359,982       1,251,410
  Deferred revenue.........................................       338,855         438,727
  Current portion of long-term debt........................       280,724         143,350
                                                             ------------    ------------
     Total current liabilities.............................     2,247,563       1,972,255
                                                             ------------    ------------
Long-term debt, net of current portion.....................       391,702         249,167
                                                             ------------    ------------
Commitments (Notes 7 and 10)
Stockholders' equity:
Preferred stock, $.01 par value; authorized -- 5,000,000
  shares; none issued and outstanding......................            --              --
Common stock, $.01 par value; authorized -- 30,000,000
  shares; issued and outstanding -- 14,327,218 and
  14,386,183 shares at December 31, 1998 and 1999,
  respectively.............................................       143,272         143,862
Additional paid-in capital.................................    64,191,075      64,250,741
Accumulated deficit........................................   (39,489,738)    (44,250,053)
                                                             ------------    ------------
     Total stockholders' equity............................    24,844,609      20,144,550
                                                             ------------    ------------
                                                             $ 27,483,874    $ 22,365,972
                                                             ============    ============

See Accompanying Notes to Financial Statements

                                 DIACRIN, INC.

                            STATEMENTS OF OPERATIONS

                                                          YEAR ENDED DECEMBER 31,
                                                 -----------------------------------------
                                                    1997           1998           1999
                                                 -----------    -----------    -----------
REVENUES:
  Research and development.....................  $ 4,763,270    $ 3,623,249    $ 2,970,846
  Interest income..............................    1,301,477      1,575,998      1,323,520
                                                 -----------    -----------    -----------
     Total revenues............................    6,064,747      5,199,247      4,294,366
                                                 -----------    -----------    -----------
OPERATING EXPENSES:
  Research and development.....................    6,862,528      7,371,385      5,921,141
  General and administrative...................    1,460,403      1,484,319      1,398,151
  Interest expense.............................       93,280         89,135         47,318
                                                 -----------    -----------    -----------
     Total operating expenses..................    8,416,211      8,944,839      7,366,610
                                                 -----------    -----------    -----------
EQUITY IN OPERATIONS OF JOINT VENTURE..........           --     (1,084,358)    (1,688,071)
                                                 -----------    -----------    -----------
NET LOSS.......................................  $(2,351,464)   $(4,829,950)   $(4,760,315)
                                                 ===========    ===========    ===========
NET LOSS PER COMMON SHARE:
  Basic and diluted............................  $      (.18)   $      (.34)   $      (.33)
                                                 ===========    ===========    ===========
WEIGHTED AVERAGE SHARES OUTSTANDING:
  Basic and diluted............................   13,235,286     14,156,179     14,364,154
                                                 ===========    ===========    ===========

See Accompanying Notes to Financial Statements

                                 DIACRIN, INC.
                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                        COMMON STOCK                                         TOTAL
                                    ---------------------   ADDITIONAL                   STOCKHOLDERS'
                                    NUMBER OF    $.01 PAR     PAID-IN     ACCUMULATED       EQUITY
                                      SHARES      VALUE       CAPITAL       DEFICIT        (DEFICIT)
                                    ----------   --------   -----------   ------------   -------------
BALANCE, DECEMBER 31, 1996........  13,189,559   $131,896   $54,613,512   $(32,308,324)   $22,437,084
  Exercise of stock options.......      78,697        787       117,261             --        118,048
  Net loss........................          --         --            --     (2,351,464)    (2,351,464)
                                    ----------   --------   -----------   ------------    -----------
BALANCE, DECEMBER 31, 1997........  13,268,256    132,683    54,730,773    (34,659,788)    20,203,668
  Proceeds from private placement
     of stock, net of $58,080
     financing costs..............   1,027,027     10,270     9,431,650             --      9,441,920
  Exercise of stock options.......      31,935        319        28,652             --         28,971
  Net loss........................          --         --            --     (4,829,950)    (4,829,950)
                                    ----------   --------   -----------   ------------    -----------
BALANCE, DECEMBER 31, 1998........  14,327,218    143,272    64,191,075    (39,489,738)    24,844,609
  Exercise of stock options.......      58,965        590        59,666             --         60,256
  Net loss........................          --         --            --     (4,760,315)    (4,760,315)
                                    ----------   --------   -----------   ------------    -----------
BALANCE, DECEMBER 31, 1999........  14,386,183   $143,862   $64,250,741   $(44,250,053)   $20,144,550
                                    ==========   ========   ===========   ============    ===========

See Accompanying Notes to Financial Statements

                                 DIACRIN, INC.

                            STATEMENTS OF CASH FLOWS

                                                                  YEAR ENDED DECEMBER 31,
                                                          ---------------------------------------
                                                             1997          1998          1999
                                                          -----------   -----------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss................................................  $(2,351,464)  $(4,829,950)  $(4,760,315)
Adjustments to reconcile net loss to net cash used in
  operating activities --
  Depreciation and amortization.........................      277,186       345,762       237,976
  Equity in operations of joint venture.................           --     1,084,358     1,688,071
Changes in current assets and liabilities --
  Interest receivable and other current assets..........     (122,649)       44,343        65,048
  Accounts payable......................................       23,248        82,696      (129,234)
  Accrued expenses......................................      487,217       185,322      (126,762)
  Deferred revenue......................................     (231,788)      (48,201)       99,872
                                                          -----------   -----------   -----------
     Net cash used in operating activities..............   (1,918,250)   (3,135,670)   (2,925,344)
                                                          -----------   -----------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Decrease (increase) in short-term investments.........      255,409   (12,670,294)    2,088,140
  Purchases of property and equipment, net..............     (794,440)      (76,386)      (26,019)
  (Increase) decrease in long-term investments..........     (413,414)    7,726,279       (39,074)
  Investment in joint venture...........................           --    (1,911,216)   (2,669,384)
  Return of capital for services provided on behalf of
     joint venture......................................           --       912,843       990,282
                                                          -----------   -----------   -----------
     Net cash (used in) provided by investing
       activities.......................................     (952,445)   (6,018,774)      343,945
                                                          -----------   -----------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net proceeds from sale of common stock and warrants...      118,048     9,470,891        60,256
  Proceeds from term loan...............................      650,000            --            --
  Principal payments on long-term debt..................     (190,286)     (337,170)     (279,910)
                                                          -----------   -----------   -----------
     Net cash provided by (used in) financing
       activities.......................................      577,762     9,133,721      (219,654)
                                                          -----------   -----------   -----------
NET DECREASE IN CASH AND CASH EQUIVALENTS...............   (2,292,933)      (20,723)   (2,801,053)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR............    7,308,710     5,015,777     4,995,054
                                                          -----------   -----------   -----------
CASH AND CASH EQUIVALENTS, END OF YEAR..................  $ 5,015,777   $ 4,995,054   $ 2,194,001
                                                          ===========   ===========   ===========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for interest................................  $    71,943   $   111,405   $    49,743
                                                          ===========   ===========   ===========

See Accompanying Notes to Financial Statements

                                 DIACRIN, INC.

                         NOTES TO FINANCIAL STATEMENTS

(1) OPERATIONS AND BASIS OF PRESENTATION

     Diacrin, Inc. (the "Company") was incorporated on October 10, 1989 and is developing cell transplantation technology for the treatment of human diseases that are characterized by cell dysfunction or cell death and for which current therapies are either inadequate or nonexistent.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) DEPRECIATION AND AMORTIZATION

     The Company provides for depreciation using the straight-line method by charging to operations amounts estimated to allocate the cost of these assets over a five-year life. Amortization of equipment under capital leases and leasehold improvements is computed using the straight-line method over the shorter of the estimated useful life of the asset or the lease term.

(B) RESEARCH AND DEVELOPMENT

     Collaborative revenue under the joint venture agreement with Genzyme Corporation (see Note 4) and revenues from research grants are recognized as work is performed. Collaborative revenue under the joint venture agreement is recognized as revenue to the extent that the Company's research and development costs are funded by Genzyme through the joint venture. The Company receives non-refundable monthly advances from the joint venture. Deferred revenue represents amounts received prior to recognition of revenue. Research and development costs are expensed as incurred.

(C) INCOME TAXES

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes. At December 31, 1999, the Company has a net operating loss carryforward for federal income tax purposes of approximately $45,259,000. The difference from losses reported for financial reporting purposes relates primarily to expenses reflected in the financial statements not yet deductible for tax purposes. The net operating loss carryforwards expire commencing in the year 2005 and are subject to review and possible adjustment by the Internal Revenue Service. Net operating loss and tax credit carryforwards may be limited in the event of certain changes in the ownership interests of significant shareholders. The Company believes issuance of the convertible notes payable in May 1995, as well as the initial public offering in February 1996, caused a change in ownership, as defined by the Tax Reform Act of 1986. The Company does not believe that such ownership changes will significantly impact the Company's ability to utilize the net operating loss and tax credit carryforwards as of the date of such ownership changes. Ownership changes in future periods may limit the Company's ability to utilize net operating loss and tax credit carryforwards.

                                 DIACRIN, INC.

     The components of the net deferred tax assets are approximately as follows:

                                                         1998            1999
                                                     ------------    ------------
Loss carryforwards.................................  $ 15,546,000    $ 16,403,000
Credit carryforwards...............................     2,684,000       3,815,000
Other temporary differences........................        15,000          10,000
                                                     ------------    ------------
Total deferred tax assets..........................    18,245,000      20,228,000
Less -- valuation allowance........................   (18,245,000)    (20,228,000)
                                                     ------------    ------------
Net deferred tax asset.............................  $         --    $         --
                                                     ============    ============

     A valuation allowance has been provided as it is uncertain if the Company will realize the deferred tax assets. The change in the total valuation allowance during the year ended December 31, 1999 was an increase of approximately $1,983,000 and relates to the increase in the deferred tax assets as a result of the net operating loss and tax credits generated during 1999.

(D) NET LOSS PER COMMON SHARE

     In accordance with Statement of SFAS No. 128, Earnings per Share, basic and diluted net loss per share is calculated by dividing the net loss by the weighted average number of common shares outstanding for all periods presented. Diluted weighted average shares outstanding for all periods presented exclude the potential common shares from stock options and warrants of 3,901,798, 4,000,738 and 4,111,523 at December 31, 1997, 1998 and 1999, respectively, because to include such shares would have been antidilutive.

(E) USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

(F) NEW ACCOUNTING STANDARDS

     In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The statement is effective for the year ended December 31, 2000. SFAS No. 133 establishes accounting and reporting standards for derivative instruments including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. The Company does not expect adoption of this statement to have a material impact on the Company's financial statements.

(3) PRIVATE PLACEMENT OF COMMON STOCK

     In February 1998, the Company completed a private placement of 1,027,027 shares of its common stock for $9.25 per share for net proceeds of approximately $9.44 million.

                                 DIACRIN, INC.

(4) JOINT VENTURE AGREEMENT

     In September 1996, the Company and Genzyme Corporation ("Genzyme") formed a joint venture to develop and commercialize the Company's NeuroCell-PD and NeuroCell-HD products for transplantation into people with advanced Parkinson's disease and Huntington's disease, respectively. Under the terms of the joint venture agreement, which was effective October 1, 1996, Genzyme agreed to provide 100% of the first $10 million in funding and 75% of the following $40 million in funding for the two products. All costs incurred in excess of $50 million will be shared equally between Genzyme and the Company in accordance with the terms of the agreement. Any profits of the joint venture will be shared equally by the two parties.

     Genzyme agreed to make financing available to Diacrin from and after the date that Genzyme provides the initial $10 million of funding to the joint venture. Genzyme agreed to make available to Diacrin an unsecured, subordinated line of credit of up to an aggregate amount of $10 million. Diacrin may draw on the line only in the event that Diacrin's cash and cash equivalents are insufficient to fund Diacrin's budgeted operations for a specified period of time, and the funds may be used by Diacrin only to fund capital contributions to the joint venture. The line will be available through the date five years after the date Diacrin first draws on the line, and all outstanding principal and interest will be due on that fifth anniversary. Advances will be interest-bearing, evidenced by a promissory note and subject to other considerations; and the aggregate amount of draws in any calendar year may not exceed $5 million. Diacrin did not make any draws on the line through December 31, 1999.

     During the year ended December 31, 1997, the Company received $4,557,252 under the agreement and $4,763,270 was recognized as revenue. In addition, $25,770 of capital equipment was acquired on behalf of the joint venture for which the Company was reimbursed. At December 31, 1997, $387,056 of total amounts received were recorded as deferred revenue. During the year ended December 31, 1998, the Company received $4,499,000, of which $3,623,249 was recognized as revenue, $11,110 reimbursed the Company for capital equipment acquired on behalf of the joint venture and $338,855 was recorded as deferred revenue. In addition, the Company made $1,911,216 in contributions to the joint venture, of which $912,843 was returned to the Company for services provided on behalf of the joint venture, and at December 31, 1998, the Company had accrued $180,493 in costs incurred by Genzyme on behalf of the joint venture that were funded in 1999. During the year ended December 31, 1999, the Company received $4,061,000, of which $2,970,846 was recognized as revenue and $438,727 has been recorded as deferred revenue. In addition, the Company made $2,669,384 in contributions to the joint venture, of which $990,282 was returned to the Company for services it provided on behalf of the joint venture, and at December 31, 1999, the Company had accrued $198,684 in costs incurred by Genzyme on behalf of the joint venture that will be funded in 2000.

     The Company accounts for its investment in the joint venture using the equity method. Through December 31, 1997, the Company had not made any capital contributions to the joint venture. In 1998, the Company began recognizing an expense related to costs incurred by Genzyme on behalf of the joint venture that are funded by the Company. The Company has performed research and development on behalf of the joint venture and has recognized revenues to the extent these costs were funded by Genzyme. Genzyme's President and Chief Executive Officer is a director of the Company.

                                 DIACRIN, INC.

(5) CASH EQUIVALENTS AND INVESTMENTS

     The Company's cash equivalents and investments are classified as held-to-maturity and are carried at amortized cost, which approximates market value. Cash equivalents, short-term investments and long-term investments have maturities of less than three months, less than one year and greater than one year, respectively. Cash and cash equivalents, short-term investments and long-term investments at December 31, 1998 and 1999 consisted of the following:

                                                              DECEMBER 31,
                                                       --------------------------
                                                          1998           1999
                                                       -----------    -----------
Cash and cash equivalents --
  Cash...............................................  $       576    $       738
  Money market mutual fund...........................    4,994,478      2,193,263
                                                       -----------    -----------
                                                       $ 4,995,054    $ 2,194,001
                                                       ===========    ===========
Short-term investments --
  Corporate notes (remaining avg. maturity of 7 mos.
     at December 31, 1999)...........................  $18,670,392    $11,826,917
  Commercial paper (remaining avg. maturity of 2 mos.
     at December 31, 1999)...........................           --      4,755,335
                                                       -----------    -----------
                                                       $18,670,392    $16,582,252
                                                       ===========    ===========
Long-term investments --
  Corporate notes (remaining avg. maturity of 13 mos.
     at December 31, 1999)...........................  $ 2,605,010    $ 2,644,084
                                                       ===========    ===========

(6) ACCRUED EXPENSES

     Accrued expenses consisted of the following at December 31, 1998 and 1999:

                                                               DECEMBER 31,
                                                         ------------------------
                                                            1998          1999
                                                         ----------    ----------
Accrued clinical trials costs..........................  $  595,030    $  607,561
Accrued contract research costs........................     239,034        43,244
Accrued professional fees..............................     131,805       298,891
Accrued payroll........................................     164,574       158,584
Accrued other..........................................     229,539       143,130
                                                         ----------    ----------
     Total.............................................  $1,359,982    $1,251,410
                                                         ==========    ==========

                                 DIACRIN, INC.

(7) LONG-TERM DEBT AND OBLIGATIONS UNDER CAPITAL LEASES

(A) TERM LOAN

     In November 1997, the Company entered into an unsecured term loan agreement with a bank whereby the bank loaned the Company $650,000 to construct a pilot manufacturing facility. Interest accrues at the Prime Rate plus one-half of one percent (9.00% at December 31, 1999) and is payable monthly in arrears. The loan is payable in sixty monthly principal installments of $10,833 commencing December 1, 1997 and may be prepaid without penalty. The Company is required to comply with covenants, including certain financial ratios and unencumbered cash balances of not less than $1 million. As of December 31, 1999, the Company was in compliance with all covenants. Principal payments on the loan for each of the next three years will be $130,000, $130,000 and $119,167.

(B) CAPITAL LEASES

     The Company has entered into a capital lease for certain laboratory equipment. As of December 31, 1999, the Company's future minimum payments under the capital lease agreement aggregated approximately $13,000.

(8) STOCKHOLDERS' EQUITY (DEFICIT)

(A) PREFERRED STOCK

     The Company has authorized 5,000,000 shares of undesignated preferred stock. The Company's Board of Directors is authorized, subject to any limitations prescribed by law and without further stockholder approval, to issue from time to time up to 5,000,000 shares of preferred stock in one or more series. Each such series of preferred stock shall have such number of shares, designations, preferences, voting powers, qualifications and rights or privileges as shall be determined by the Board of Directors.

(B) WARRANTS

     In February 1996, the Company issued redeemable warrants in connection with the Company's initial public offering to purchase 2,875,000 shares of common stock at an exercise price of $16 per share, subject to certain adjustments. The warrants became exercisable on August 12, 1996 and expire on the earlier to occur of redemption of the warrants by the Company, which option the Company may exercise (at a price of $.01 per warrant) if the average closing price of the common stock for any 20-consecutive-day trading period exceeds 150% of the exercise price of the warrants, or December 31, 2000. All warrants were outstanding at December 31, 1999.

(9) COMMON STOCK OPTIONS

     The Company has adopted the 1990 Stock Option Plan (the "1990 Plan") under which the Board of Directors is authorized to grant incentive stock options, non-qualified stock options and stock appreciation rights to employees, directors and consultants of the Company for up to 800,000 shares of the Company's common stock. All options granted have 10-year terms, and the majority vest in equal annual installments of 25% over four years of continued service from the date of hire or

                                 DIACRIN, INC.

grant. As of December 31, 1999, there were options to purchase 80,795 shares of common stock available for future grant under the 1990 Plan.

     In July 1994, the stockholders approved the 1994 Directors' Stock Option Plan (the "Director Plan") which automatically grants an option to each eligible outside director of the Company for the purchase of 7,500 shares of common stock at an exercise price of the then fair market value. Each option granted under the Director Plan has a 10-year term and may be exercised on a cumulative basis as to 25% of the shares on the first anniversary of the date of grant and an additional 25% at the end of each one-year period thereafter. In December 1996, the Board of Directors amended the Director Plan to automatically grant 15,000 options to each new eligible outside director. The Company has reserved 30,000 shares for issuance under this plan. As of December 31, 1999, there were 28,125 options outstanding under the Director Plan at a weighted average exercise price of $10.38 per share. As of December 31, 1999, there were no options available for grant under the Director Plan.

     In June 1997, the stockholders approved the 1997 Stock Option Plan (the "1997 Plan") under which the Board of Directors is authorized to grant incentive stock options and non-qualified stock options to employees, directors and consultants of the Company for up to 1,200,000 shares of the Company's common stock. All options granted have 10-year terms, and vest in equal annual installments of 25% over four years of continued service from the date of hire or grant. As of December 31, 1999, options to purchase 729,125 shares of common stock were available for future grant under the 1997 Plan.

     The following table summarizes incentive and non-qualified stock option activity, exclusive of the warrants discussed in Note 8(b):

                                                       NUMBER OF    WEIGHTED AVERAGE
                                                        OPTIONS      EXERCISE PRICE
                                                       ---------    ----------------
Balance, December 31, 1996...........................    974,495         $ 3.44
     Options granted.................................    209,250          11.01
     Options exercised...............................   (78,697)           1.50
     Options canceled................................   (78,250)           9.33
                                                       ---------

Balance, December 31, 1997...........................  1,026,798           4.69
     Options granted.................................    189,250           6.43
     Options exercised...............................   (31,935)            .91
     Options canceled................................   (58,375)           9.18
                                                       ---------

Balance, December 31, 1998...........................  1,125,738           4.87
     Options granted.................................    183,500           5.97
     Options exercised...............................   (58,965)           1.02
     Options canceled................................   (13,750)          11.20
                                                       ---------

Balance, December 31, 1999...........................  1,236,523           5.14
                                                       =========

                                 DIACRIN, INC.

                                                       NUMBER OF    WEIGHTED AVERAGE
                                                        OPTIONS      EXERCISE PRICE
                                                       ---------    ----------------
Exercisable, December 31, 1999.......................    822,332           4.15
                                                       =========
Exercisable, December 31, 1998.......................    735,609           3.31
                                                       =========
Exercisable, December 31, 1997.......................    672,220           2.77
                                                       =========

     All options have been granted at the fair market value of the Company's common stock on the date of grant.

     The following table summarizes certain information about options outstanding and exercisable at December 31, 1999:

                                  OPTIONS OUTSTANDING
---------------------------------------------------------------------------------------
   RANGE OF       NUMBER OUTSTANDING AT        WEIGHTED AVERAGE        WEIGHTED AVERAGE
EXERCISE PRICES     DECEMBER 31, 1999     REMAINING CONTRACTUAL LIFE    EXERCISE PRICE
---------------   ---------------------   --------------------------   ----------------
$1.22 to $2.50            591,273                    4.35                   $ 2.10
$4.50 to $7.50            373,500                    9.20                   $ 6.08
$8.00 to $12.00           271,750                    7.44                   $10.40
                        ---------
                        1,236,523
                        =========

                   OPTIONS EXERCISABLE
----------------------------------------------------------
   RANGE OF       NUMBER EXERCISABLE AT   WEIGHTED AVERAGE
EXERCISE PRICES     DECEMBER 31, 1999      EXERCISE PRICE
---------------   ---------------------   ----------------
$1.22 to $2.50           591,273               $ 2.10
$4.50 to $7.50            52,873               $ 6.41
$8.00 to $12.00          178,186               $10.27
                         -------
                         822,332
                         =======

     The Company has adopted SFAS No. 123, Accounting for Stock-Based Compensation. As permitted by SFAS No. 123, the Company has continued to account for employee and director stock options in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and has included the proforma disclosure required by SFAS No. 123 for all periods presented.

     Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee and director stock options under the fair value method of SFAS No. 123. The fair-value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions for 1997, 1998 and 1999: risk-free interest rates of 5.5%, 5.5% and 6.0%, respectively; dividend yield of 0% for all years; volatility factor of the expected market price of the Company's common stock of 70% for 1997 and 1998, and 95% for 1999 and a weighted-average expected life of the options of 7.5 years for all years.

                                 DIACRIN, INC.

     For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the options' vesting period. The aggregate fair value of options granted in 1997, 1998 and 1999 was approximately $689,000, $886,000 and $912,000, respectively. The Company's pro forma information follows:

                                               1997           1998           1999
                                            -----------    -----------    ----------
Net loss.....................  As reported  $(2,351,464)   $(4,829,950)   (4,760,315)
                               Pro forma     (2,833,712)    (5,644,899)   (5,796,810)
Basic and diluted net loss
  per share:.................  As reported         (.18)          (.34)         (.33)
                               Pro forma           (.21)          (.40)         (.40)

(10) FACILITY LEASE

     During 1991, the Company entered into a ten-year operating lease for a facility. Minimum rental payments under the lease are as follows:

                                                                RENTAL
                                                              COMMITMENT
                                                              ----------
2000........................................................     710,000
2001........................................................     533,000
                                                              ----------
                                                              $1,243,000
                                                              ==========

     Total rent expense for the years ended December 31, 1997, 1998 and 1999 was approximately $761,000, $771,000 and $761,000, respectively.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Steering Committee of
Diacrin/Genzyme LLC:

     In our opinion, the accompanying balance sheets and the related statements of operations, of cash flows and changes in venturers' capital (deficit) present fairly, in all material respects, the financial position of Diacrin/Genzyme LLC (a development stage enterprise) at December 31, 1999 and 1998, and the results of its operations and its cash flows for the years ended December 31, 1999 and 1998, and the period from October 1, 1996 (date of inception) to December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Steering Committee of the Joint Venture; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                          PricewaterhouseCoopers LLP

Boston, Massachusetts
February 14, 2000

                              DIACRIN/GENZYME LLC
                        (A DEVELOPMENT STAGE ENTERPRISE)

                                 BALANCE SHEETS
                           DECEMBER 31, 1998 AND 1999

                                                                1998         1999
                                                              ---------    ---------
ASSETS
Current assets:
  Cash......................................................  $   4,908    $   9,531
  Prepaid to Diacrin, Inc. (Note C).........................    346,925      433,712
  Other current assets......................................     11,899           --
                                                              ---------    ---------
     Total current assets...................................    363,732      443,243
Property and equipment, net (Note D)........................    220,164      192,054
                                                              ---------    ---------
     Total assets...........................................  $ 583,896    $ 635,297
                                                              =========    =========
LIABILITIES AND VENTURERS' CAPITAL (DEFICIT)
Payable to Genzyme Corporation (Note C).....................  $ 885,161    $ 948,088
Accrued expenses............................................         --       24,353
                                                              ---------    ---------
     Total liabilities......................................    885,161      972,441
Commitments and contingencies (Note C)
Venturers' capital (deficit) (including deficit accumulated
  during the development stage of $28,660,143):
  Venturer's capital -- Genzyme Corporation.................   (223,823)    (250,733)
  Venturer's capital -- Diacrin, Inc........................    (77,442)     (86,411)
                                                              ---------    ---------
     Total Venturers' capital (deficit).....................   (301,265)    (337,144)
                                                              ---------    ---------
     Total liabilities and Venturers' capital (deficit).....  $ 583,896    $ 635,297
                                                              =========    =========

   The accompanying notes are an integral part of these financial statements.

                              DIACRIN/GENZYME LLC
                        (A DEVELOPMENT STAGE ENTERPRISE)

                            STATEMENTS OF OPERATIONS

                                                                             FOR THE PERIOD
                                                                                  FROM
                                                FOR THE YEAR ENDED           OCTOBER 1, 1996
                                                   DECEMBER 31,            (DATE OF INCEPTION)
                                            ---------------------------      TO DECEMBER 31,
                                               1998            1999               1999
                                            -----------    ------------    -------------------
Operating costs and expenses:
  Research and development -- Genzyme
     Corporation..........................  $ 4,985,391    $  6,677,683       $ 14,166,754
  Research and development -- Diacrin,
     Inc..................................    4,549,000       3,961,129         14,310,527
  General and administrative..............       60,955          79,337            187,640
                                            -----------    ------------       ------------
     Total operating costs and expenses...    9,595,346      10,718,189         28,664,921
Other income:
  Interest income.........................           --           4,778              4,778
                                            -----------    ------------       ------------
     Net loss.............................  $(9,595,346)   $(10,713,411)      $(28,660,143)
                                            ===========    ============       ============

   The accompanying notes are an integral part of these financial statements.

                              DIACRIN/GENZYME LLC
                        (A DEVELOPMENT STAGE ENTERPRISE)

                            STATEMENTS OF CASH FLOWS

                                                                             FOR THE PERIOD
                                                                                  FROM
                                                FOR THE YEAR ENDED           OCTOBER 1, 1996
                                                   DECEMBER 31,            (DATE OF INCEPTION)
                                            ---------------------------      TO DECEMBER 31,
                                               1998            1999               1999
                                            -----------    ------------    -------------------
Operating activities:
  Net loss................................  $(9,595,346)   $(10,713,411)      $(28,660,143)
Reconciliation of net loss to net cash
  used by operating activities:
  Depreciation............................       37,625          48,221            107,439
  Increase (decrease) in cash from working
     capital changes:
     Prepaid to Diacrin, Inc..............       50,000         (86,787)          (433,712)
     Payable to Genzyme Corporation.......      667,505          62,927            948,088
     Other current assets.................         (649)         11,899                 --
     Accrued expenses.....................           --          24,353             24,353
                                            -----------    ------------       ------------
Net cash used by operating activities.....   (8,840,865)    (10,652,798)       (28,013,975)
Investing activities:
  Acquisition of property and equipment...      (78,191)        (20,111)          (299,493)
Financing activities:
  Capital contributed by Genzyme
     Corporation..........................    7,004,722       8,008,148         23,744,374
  Capital contributed by Diacrin, Inc. ...    1,909,241       2,669,384          4,578,625
                                            -----------    ------------       ------------
Net cash provided by financing
  activities..............................    8,913,963      10,677,532         28,322,999
                                            -----------    ------------       ------------
Increase (decrease) in cash...............       (5,093)          4,623              9,531
Cash at beginning of period...............       10,001           4,908                 --
                                            -----------    ------------       ------------
Cash at end of period.....................  $     4,908    $      9,531       $      9,531
                                            ===========    ============       ============

   The accompanying notes are an integral part of these financial statements.

                              DIACRIN/GENZYME LLC
                        (A DEVELOPMENT STAGE ENTERPRISE)

             STATEMENTS OF CHANGES IN VENTURERS' CAPITAL (DEFICIT)
                      FOR THE PERIOD FROM OCTOBER 1, 1996
                    (DATE OF INCEPTION) TO DECEMBER 31, 1999

                                                                                     TOTAL
                                                 GENZYME                          VENTURERS'
                                               CORPORATION    DIACRIN, INC.    CAPITAL/(DEFICIT)
                                               -----------    -------------    -----------------
1996 capital contributions...................  $ 1,911,968     $        --       $  1,911,968
1996 net loss................................   (1,542,374)             --         (1,542,374)
                                               -----------     -----------       ------------
Balance at December 31, 1996.................      369,594              --            369,594
1997 capital contributions...................    6,819,536              --          6,819,536
1997 net loss................................   (6,809,012)             --         (6,809,012)
                                               -----------     -----------       ------------
Balance at December 31, 1997.................      380,118              --            380,118
1998 capital contributions...................    7,004,722       1,909,241          8,913,963
1998 net loss................................   (7,608,663)     (1,986,683)        (9,595,346)
                                               -----------     -----------       ------------
Balance at December 31, 1998.................     (223,823)        (77,442)          (301,265)
1999 capital contributions...................    8,008,148       2,669,384         10,677,532
1999 net loss................................   (8,035,058)     (2,678,353)       (10,713,411)
                                               -----------     -----------       ------------
Balance at December 31, 1999.................  $  (250,733)    $   (86,411)      $   (337,144)
                                               ===========     ===========       ============

   The accompanying notes are an integral part of these financial statements.

                              DIACRIN/GENZYME LLC
                        (A DEVELOPMENT STAGE ENTERPRISE)

                         NOTES TO FINANCIAL STATEMENTS

A. NATURE OF BUSINESS AND ORGANIZATION


     On October 1, 1996, Diacrin/Genzyme LLC ("the Joint Venture") was established as a joint venture between Genzyme Corporation ("Genzyme") and Diacrin, Inc. ("Diacrin") (collectively, the "Venturers"), to develop and commercialize products and processes for use in the treatment of Parkinson's disease and Huntington's disease in humans using porcine fetal cells. Genzyme originally allocated the Joint Venture to the Genzyme Tissue Repair Division ("GTR"). Effective May 27, 1999, Genzyme's interest in the Joint Venture was transferred from GTR to the Genzyme General Division ("GGD"). Under the terms of the Collaboration Agreement among Diacrin, Genzyme and the Joint Venture (the "Collaboration Agreement"), all funding is provided by the Venturers, and all payments for work performed are made to the Venturers. Genzyme provided the initial $10.0 million of the funding requirements, and the next $40.0 million of the funding requirements are to be provided 75% by Genzyme and 25% by Diacrin. After $50.0 million has been funded, any additional funding will be provided equally by the Venturers. Funding is provided on a monthly basis. Either Venturer may terminate the Collaboration Agreement of the Joint Venture for any reason upon one hundred eighty (180) days notice to the other Venturer, during which 180-day period the obligations of the Venturers, including without limitation obligations with respect to capital contributions, will continue in full force and effect. Losses from the Joint Venture will be shared in proportion to the capital contributions of each Venturer. Profits from the Joint Venture will be shared equally by the Venturers. The amounts funded to the Joint Venture by the Venturers are paid by the Joint Venture to the Venturers based upon the dollar amount of work, at defined cost, that each Venturer performs toward the Joint Venture. All general and administrative expenses recorded on the statements of operations are for costs incurred by and reimbursed to the Venturers. See also Note C.


     The Steering Committee of the Joint Venture is comprised of representatives of each Venturer. The Steering Committee is responsible for approving the budget of the Joint Venture, reviewing costs incurred by the Venturers and monitoring the scientific progress of the Joint Venture.

     The intangible assets or technological know-how contributed by Diacrin to the Joint Venture is not included as an asset in these financial statements, because generally accepted accounting principles require that an asset be recorded at their book value. The book value of these assets is $0.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ACCOUNTING METHOD

     The financial statements have been prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States.

FISCAL YEAR-END

     The Venturers have determined that the fiscal year-end of the Joint Venture is December 31.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported

                              DIACRIN/GENZYME LLC
                        (A DEVELOPMENT STAGE ENTERPRISE)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents, consisting principally of money market funds and municipal notes purchased with initial maturities of three months or less, are valued at cost plus accrued interest, which approximates market.

PROPERTY AND EQUIPMENT

     Depreciation expense is computed on a straight-line basis over the useful life of the property and equipment (3 to 7 years), and over the lesser of the life of the lease or the life of the leasehold improvement. When assets are retired or otherwise disposed of, the assets and the related accumulated depreciation are removed from the accounts and any resulting gains or losses are included in the results of operations.

RESEARCH AND DEVELOPMENT EXPENSES

     Research and development costs are expensed as incurred. The research and development efforts are being conducted by the Venturers. The costs incurred by these related parties, which are subject to an annual budget approved by the Joint Venture's Steering Committee, are then charged to the Joint Venture, at a defined cost, or at amounts agreed to by the Venturers.

INCOME TAXES

     The Joint Venture is organized as a pass-through entity; accordingly, the financial statements do not include a provision for income taxes. Taxes, if any, are the liability of Genzyme and Diacrin, as Venturers.

UNCERTAINTIES

     The Joint Venture is subject to risks common to companies in the biotechnology industry, including but not limited to, development by its competitors of new technological innovations, protection of proprietary technology, health care cost containment initiatives, product liability and compliance with government regulations, including those of the United States Department of Health and Human Services and the United States Food and Drug Administration.

C. AGREEMENTS WITH VENTURERS

FUNDING

     Genzyme agreed to make financing available to Diacrin from and after the date that Genzyme provides the initial $10.0 million of funding to the Joint Venture. Genzyme agreed to make available to Diacrin an unsecured, subordinated line of credit (the "Line") of up to an aggregate amount of $10.0 million. Diacrin may draw on the Line only in the event that Diacrin's cash and cash

                              DIACRIN/GENZYME LLC
                        (A DEVELOPMENT STAGE ENTERPRISE)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

equivalents are insufficient to fund Diacrin's budgeted operations for a specified period of time, and the funds may be used by Diacrin only to fund capital contributions to the Joint Venture. The Line will be available through the date five years after the date Diacrin first draws on the Line, and all outstanding principal and interest will be due on that fifth anniversary. Advances will be interest bearing, evidenced by a promissory note and subject to other considerations; and the aggregate amount of draws in any calendar year may not exceed $5.0 million. As of December 31, 1999, Diacrin has not made any draws on the Line.

     During the year ended December 31, 1998, the amount of funding Genzyme provided to the Joint Venture exceeded the initial $10.0 million of funding to the Joint Venture. After the initial $10.0 million, Genzyme and Diacrin funded 75% and 25%, respectively.

OTHER AGREEMENTS

     The amount payable to Genzyme for research and development will be settled by cash payment and represents costs incurred by Genzyme that are reimbursable under the Collaboration Agreement. The amount prepaid to Diacrin is based upon Diacrin's estimate of the work they will perform in the next month.

     According to the terms of the Operating Agreement between Diacrin and Genzyme (the "Operating Agreement"), in no event shall net loss of the Joint Venture be allocated to a Venturer if such allocation would cause or increase a negative balance in such Venturer's capital account. However, both Venturers had negative capital balances at December 31, 1998 and 1999 in violation of the Operating Agreement. Accordingly, these negative equity balances represent receivables from the Venturers; the Venturers provided additional funding in 1999 and 2000, respectively, to pay these amounts.

     Genzyme charges the Joint Venture for use of certain research and development facilities. These charges amounted to $610,392 and $364,164 for the years ended December 31, 1998 and 1999, respectively, and the Joint Venture expects to incur $364,164 and $364,164 in the years ending December 31, 2000 and 2001, respectively.

                              DIACRIN/GENZYME LLC
                        (A DEVELOPMENT STAGE ENTERPRISE)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

D. PROPERTY AND EQUIPMENT

     Property and equipment is stated at cost. At December 31, 1998 and 1999, property and equipment consisted of the following:

                                                             1998        1999
                                                           --------    ---------
Lab equipment............................................  $166,820    $ 186,931
Computer equipment.......................................    71,991       71,991
Leasehold improvements...................................    27,608       27,608
Furniture and fixtures...................................    12,963       12,963
                                                           --------    ---------
                                                            279,382      299,493
Less: accumulated depreciation...........................   (59,218)    (107,439)
                                                           --------    ---------
Property and equipment, net..............................  $220,164    $ 192,054
                                                           ========    =========

     Depreciation expense was $37,625 and $48,221 for the years ended December 31, 1998 and 1999, respectively.

             ------------------------------------------------------
             ------------------------------------------------------

WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK.

                            ------------------------

                               TABLE OF CONTENTS


                                      PAGE
                                      ----
Prospectus Summary..................     3
Risk Factors........................     7
Cautionary Note Regarding Forward-
  Looking Statements................    17
Use of Proceeds.....................    18
Price Range of Common Stock and
  Dividend Policy...................    19
Capitalization......................    20
Selected Financial Data.............    21
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.....................    22
Business............................    27
Management..........................    43
Principal Stockholders..............    48
Description of Capital Stock........    50
Underwriting........................    53
Legal Matters.......................    55
Experts.............................    55
Where You Can Find More
  Information.......................    55
Index to Consolidated Financial
  Statements........................   F-1


             ------------------------------------------------------
             ------------------------------------------------------

             ------------------------------------------------------
             ------------------------------------------------------
                                3,000,000 SHARES

LOGO

                                  COMMON STOCK
                               ------------------
                                   PROSPECTUS
                               ------------------
                            PAINEWEBBER INCORPORATED

                              NOMURA INTERNATIONAL
                                        , 2000
             ------------------------------------------------------
             ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the various expenses, all of which will be borne by us, in connection with the sale and distribution of the securities being registered, other than the underwriting discounts and commissions. All amounts shown are estimates except for the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

SEC registration fee........................................  $ 13,719
NASD filing fee.............................................     5,697
Nasdaq National Market listing fee..........................    17,500
Blue Sky and similar fees and expenses......................     5,000
Transfer Agent and Registrar fees...........................     5,000
Accounting fees and expenses................................   100,000
Legal fees and expenses.....................................   175,000
Printing and mailing expenses...............................   150,000
Miscellaneous...............................................    28,084
                                                              --------
     Total..................................................  $500,000
                                                              ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the General Corporation Law of Delaware provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances

     Article TENTH of the Registrant's Amended and Restated Certificate of Incorporation provides that a director or officer of the Registrant (a) shall be indemnified by the Registrant against all expenses (including attorney's fees), judgments, fines and amounts paid in settlement reasonably incurred in connection with any litigation or other legal proceeding (other than an action by or in the right of the Registrant) brought against him by virtue of his position as a director or officer if he acted in good faith and in a manner he reasonable believed to be in or not opposed to the best interests of the Registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, and (b) shall be indemnified by the Registrant against expenses (including attorney's fees) and amounts paid in settlement reasonably incurred in connection with any action by or in the right of the Registrant by virtue of his position as a director or officer of the Registrant if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant, except that no indemnification shall be made with respect to any such matter as to which such director or officer shall have been adjudged to be liable to the Registrant, unless and only to the extent that a court determines that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper. Notwithstanding the foregoing, to the extent that a director or officer has been successful, on the merits or otherwise, he shall be indemnified against all expenses (including attorney's fees) reasonably incurred by him in connection therewith. Expenses incurred in defending a civil or criminal action, suit or proceeding shall be advanced by the Registrant to a director or officer, at his request, upon receipt of an undertaking by the director or officer to repay such amount if it is ultimately determined that he is not entitled to indemnification

     Indemnification is required to be made unless the Registrant determines (in the manner provided in its Amended and Restated Certificate of Incorporation) that the applicable standard of conduct required for indemnification has not been met. In the event of a determination by the Registrant that the director or officer did not meet the applicable standard of conduct required for indemnification, or if the Registrant fails to make an indemnification payment within 60 days after such payment is claimed by such person, such person is permitted to petition a court to make an independent determination as to whether such person is entitled to indemnification. As a condition precedent to the right of indemnification, the director or officer must give the Registrant notice of the action for which indemnity is sought and the Registrant has the right to participate in such action or assume the defense thereof.

     Article TENTH of the Registrant's Amended and Restated Certificate of Incorporation further provides that the indemnification provided therein is not exclusive, and provides that in the event that the General Corporation Law of Delaware is amended to expand the indemnification permitted to officers and directors, the Registrant must indemnify those persons to the fullest extent permitted by such law as so amended.

     The Company has purchased a general liability insurance policy which covers certain liabilities of directors and officers of the Company arising out of claims based on acts or omissions in their capacity as directors or officers.

     Article SIXTH of the Registrant's Amended and Restated Certificate of Incorporation provides that, except to the extent that the General Corporation Law of Delaware prohibits the elimination of liability of directors for breaches of fiduciary duty, no director of the Registrant shall be personally liable to the Registrant or its stockholders for monetary damages for any breach of fiduciary duty as a director

     The Underwriting Agreement, a form of which is filed as Exhibit 1 to this Registration Statement on Form S-3, provides that the Underwriters are obligated under certain circumstances to indemnify directors, officers and controlling persons of the Registrant against certain liabilities, including liabilities under the Securities Act of 1933, as amended. Reference is made to the form of Underwriting Agreement.

ITEM 16.  EXHIBITS

EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
  1**     Form of Underwriting Agreement.
  4.1*    Specimen Certificate for shares of Common Stock, $.01 par
          value, of the Registrant.
  5**     Opinion of Hale and Dorr LLP with respect to the validity of the securities being offered.
 23.1**   Consent of Hale and Dorr LLP (included in Exhibit 5).
 23.2     Consent of Arthur Andersen LLP.
 23.3     Consent of PricewaterhouseCoopers LLP.
 24       Powers of Attorney (included on page II-5).

-------------------------

 * Incorporated herein by reference to the Registrant's Registration Statement on Form S-2 File No. 33-80773

** To be filed by amendment.

ITEM 17.  UNDERTAKINGS

ITEM 512(i) OF REGULATION S-K

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act will be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

ITEM 512(b) OF REGULATION S-K

     The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

ITEM 512(h) OF REGULATION S-K

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the indemnification provisions described herein, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURE


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Charlestown, Massachusetts, on this 1st day of March, 2000.


                                      DIACRIN, INC.

                                      By:              *
                                         ---------------------------------------
                                          Thomas H. Fraser
                                          President and Chief Executive Officer

                        POWER OF ATTORNEY AND SIGNATURES

     We, the undersigned officers and directors of Diacrin, Inc., hereby severally constitute and appoint Thomas H. Fraser, E. Michael Egan and Steven D. Singer and each of them singly, our true and lawful attorneys with full power to them and each of them singly, to sign for us and in our names in the capacities indicated below, the Registration Statement on Form S-3 filed herewith and any and all pre-effective and post-effective amendments to said Registration Statement and any subsequent Registration Statement for the same offering which may be filed under Rule 462(b) and generally to do all such things in our names and on our behalf in our capacities as officers and directors to enable Diacrin, Inc. to comply with the provisions of the Securities Act of 1933, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Registration Statement and any and all amendments thereto or to any subsequent Registration Statement for the same offering which may be filed under Rule 462(b).

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                     SIGNATURE                                   TITLE                    DATE
                     ---------                                   -----                    ----

*                                                    President, Chief Executive     March 1, 2000
------------------------------------------------       Officer and Director
Thomas H. Fraser                                       (Principal Executive
                                                       Officer)

*                                                    Controller (Principal          March 1, 2000
------------------------------------------------       Financial and Accounting
Kevin Kerrigan                                         Officer)

*                                                    Director                       March 1, 2000
------------------------------------------------
Zola P. Horovitz

*                                                    Director                       March 1, 2000
------------------------------------------------
John W. Littlechild

                     SIGNATURE                                   TITLE                    DATE
                     ---------                                   -----                    ----
*                                                    Director                       March 1, 2000
------------------------------------------------
Stelios Papadopoulos

*                                                    Director                       March 1, 2000
------------------------------------------------
Joshua Ruch

*                                                    Director                       March 1, 2000
------------------------------------------------
Henri A. Termeer

*                                                    Director                       March 1, 2000
------------------------------------------------
Christopher T. Walsh

By: /s/ STEVEN D. SINGER
    -----------------------------------------------
    Steven D. Singer
    As Attorney-in-fact

                                 EXHIBIT INDEX



EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
  1**     Form of Underwriting Agreement.
  4.1*    Specimen Certificate for shares of Common Stock, $.01 par
          value, of the Registrant.
  5**     Opinion of Hale and Dorr LLP with respect to the validity of the securities being offered.
 23.1**   Consent of Hale and Dorr LLP (included in Exhibit 5).
 23.2     Consent of Arthur Andersen LLP.
 23.3     Consent of PricewaterhouseCoopers LLP.
 24       Powers of Attorney (included on page II-5).


-------------------------

 * Incorporated herein by reference to the Registrant's Registration Statement on Form S-2 File No. 33-80773

** To be filed by amendment.